
03057519

PROTEIN DESIGN LABS, INC. 2002 ANNUAL REPORT

WE HAVE THE RIGHT ASSETS, RIGHT HERE, RIGHT NOW.

HERE'S WHAT WE'RE GOING TO DO WITH THEM.

Refine and focus our research and development processes for humanized antibody products by 2003.

Place an average of two proprietary product candidates into clinical trials each year after 2004.

Initiate at least one pivotal clinical trial by 2005.

Validate our own commercial manufacturing facility by 2006.

OUR STRATEGY:

MARKET OUR OWN MEDICINE TO BRING FULLER LIVES TO PATIENTS BY 2007.

Dear Shareholder,

Without question, for both the biotechnology industry and PDL, 2002 was a particularly difficult year. We discontinued three clinical programs due to lack of efficacy in mid- and later-stage trials, and tackled the challenge of implementing a new senior management team to lead our next transition — to a commercial company that develops and markets products.

But for PDL, I believe the year ended with several encouraging indicators. With the addition of key members of the management team, including both a new Chief Executive Officer and a new Chief Medical Officer, the PDL team has begun to revamp and rebuild the very processes by which we discover and develop drugs, and we have initiated planning for a future where we are marketing at least one PDL proprietary drug in North America by 2007.

I am also pleased to report that financial and operating results for 2002 exceeded consensus expectations, highlighted by royalty revenues that climbed to $40.4 million, a 32% increase over 2001. This revenue stream is an important factor that differentiates PDL from its peers by moderating our burn rate as we invest in our clinical programs and take steps toward manufacturing humanized antibodies on a larger, commercial scale. Our net loss for 2002 was $14.6 million, or 16 cents per basic and diluted share, a loss tied primarily to planned growth in our R&D programs. We ended the year with just over $606 million in cash, cash equivalents and marketable securities, reflecting a total cash burn of roughly $46 million, primarily from the initiation of construction on our new antibody manufacturing facility in Minnesota, as well as other essential capital expenditures aimed at supplying near-term clinical supply antibody materials.

On balance, then, 2002 brought mixed results, but we believe the year ended on an upbeat note with new team additions and solid financial performance.

The Right Starting Assets, Starting Right Now

As we implement change following the challenges of 2002, our strategies are founded on four important strengths:

A proven technology platform

Our humanization platform is the most widely validated technology for creating antibody-based therapeutics. We have successfully humanized more than 40 antibodies and have never failed to create a high-affinity humanized antibody when starting from a mouse version. Including our own drugs, there are now approximately 50 humanized antibodies currently in clinical studies, with two drugs from Genentech, Xolair™ and Raptiva,™ that have registration applications pending with the FDA. Perhaps most important, there are four humanized antibodies licensed under PDL's patents now on the market in the United States and other countries, which generated 2002 sales in excess of $1 billion. These sales led to our growing royalty stream already noted above.

A quality team

Since joining PDL in late 2002, I've been impressed with the quality of the people already in place. Our anticipated personnel growth for 2003 will add additional depth and experience that we believe is essential to ensuring greater success in product development. Additionally, the recently completed acquisition of privately held Eos Biotechnology, Inc. (Eos) is providing an infusion of talent in our research and clinical functions.

Financial strength

Our balance sheet is strong, including $606.4 million in cash, cash equivalents and marketable securities at the end of 2002. We believe this strength continues to make PDL an attractive partner for both small and large companies, as we continue to invest in the infrastructure that will build greater value for our pipeline as well as our prospective partners' programs.

A novel, promising pipeline

Largely in Phase II, our pipeline is focused on five priority programs, including three with indications in inflammatory bowel disease, one in asthma and the new anti-$\alpha_5\beta_1$ integrin antibody program just getting underway for solid tumor indications in Phase I. We are pushing toward Go/No Go decisions on four Phase II programs in 2003 and early 2004.

What We're Going To Do with Our Assets

In 2002, PDL's Board of Directors sought new management with a clear goal in mind — to translate the Company's strengths in antibody humanization into a commercially successful enterprise. The new PDL team respects and understands the magnitude of this challenge, particularly in light of today's extremely difficult financing market. We've reflected on market conditions, and investor concerns and desires. We have undertaken an honest assessment of our core capabilities and areas for improvement, and have made a deep appraisal of the proprietary drugs in our pipeline. And from this, we're determined and committed to transform PDL during the next five years. Our plans are broadly outlined below.

Our newly stated goal is to launch our first proprietary product into the North American market by 2007, and to reach sustainable profitability as soon as possible thereafter. In the first week of January 2003, we announced three new initiatives to improve our capabilities in three essential areas in support of this year 2007 aim.

First, in research, we are taking steps that should increase productivity from ongoing discovery efforts and at the same time, access and identify additional antibody targets. These efforts should lead to a new flow of preclinical and clinical antibody candidates. Our research pipeline now includes more than 40 targets, generated through a combination of internal research, a research collaboration with Exelixis, Inc. that delivered new targets in oncology, and the recently completed acquisition of Eos.

Second, in clinical development, we are establishing a clear set of product requirements and more clearly defining each step of the development process, with larger and more experienced teams managing these efforts. Dr. Steve Benner, our Chief Medical Officer since November 2002, is leading this effort. Steve brings a new philosophy to guide product development that embraces collaborating with regulatory agencies, such as the FDA. Steve is working to add strength to our development teams, including broader access to key opinion leaders in our core disease areas. Dr. Barbara Finck, Vice President, Clinical Development, who joins PDL from Eos, is assisting Steve in this effort. A rheumatologist by training, Dr. Finck's background includes experience as a key member of the team that developed Enbrel®, a breakthrough biologic developed and launched by Immunex for the treatment of rheumatoid arthritis and other inflammatory diseases. In addition, and under the clinical development initiative, we are pushing to fill certain pipeline gaps, leading in part to the Eos acquisition — a transaction that brings us one new IND now and a possible second IND within the next year.

Under the third and longer-range objective, we are actively exploring nearer-term in-licensing or acquisition of clinical and commercial opportunities, principally in the antibody area and in those disease areas that we have identified as potentially synergistic with our ongoing development efforts. We are redoubling our efforts to market existing revenue-generating license and humanization capabilities, while embracing a partnering mentality that seeks to partner certain of our more advanced programs with European, Japanese or large North American pharmaceutical companies. Tied to our humanization efforts, we are also integrating process development and manufacturing capabilities into a number of humanization discussions. These could lead to new alliances which provide for supply of the partner's product requirements on an ongoing clinical and commercial basis, helping to make efficient use of our cash and personnel resources tied to product manufacturing.

2003 Aims

For 2003, we are aiming to achieve a number of pipeline-related accomplishments during the course of the year. Among these are:

- acquiring or in-licensing one or more product candidates in oncology or inflammation;
- out-licensing humanized M195 (Zamyl™) for third-party development of this molecule in acute myeloid leukemia and certain other blood cancers;
- initiating at least two new Phase II clinical trials for two of our priority programs, HuZAF™ and daclizumab;
- presenting interim or full clinical results for Nuvion® in ulcerative colitis (Phase I) and anti-IL-4 in asthma (Phase II); and
- beginning preclinical development of two new programs in either oncology or inflammatory disease.

As a clear example of our intent to execute these new plans, in April 2003, we completed the acquisition of Eos — an example of a strategic opportunity well aligned with two of the three initiatives we've put forward. Consistent with the aims of our research initiative, Eos brings more than 20 antibody targets in research, provides access to an "arming" technology via a license with Seattle Genetics, Inc., and infuses approximately 40 additional, talented people into our research, preclinical and development efforts, including Dr. Richard Murray, our new Vice President, Research, as well as Dr. Finck.

Also aligned with our pipeline initiative, the acquisition adds one IND-stage product candidate in oncology, a chimeric antibody against $\alpha_5\beta_1$ integrin, and an expected second IND for the anti-$\alpha_5\beta_1$ integrin antibody fragment (Fab). The products will be aimed initially at solid tumor treatment and age-related macular degeneration (AMD), respectively. The anti-$\alpha_5\beta_1$ IND has been filed and as we go to print with this annual report, the first patients are being enrolled for treatment of solid tumors such as pancreatic or colorectal cancers. Provided we maintain progress aimed at completion of the IND-enabling package by year-end 2003, we expect to initiate clinical trials in the first half of 2004 for the Fab version of this antibody for the potential treatment of AMD.

More Progress Anticipated in 2003

As we look ahead, the balance of 2003 should continue to be an exciting time for us as we work to execute new initiatives, complete the integration of Eos, and increase the visibility of important products in our pipeline. In terms of new studies, we anticipate initiating a Phase II trial of daclizumab in multiple sclerosis by year end, a Phase I trial of HuZAF in systemic lupus erythematosus, and a Phase I trial of anti-$\alpha_5\beta_1$ integrin by the end of the second quarter.

Meanwhile, we continue on plan and on budget in the construction of our commercial-scale manufacturing plant at Brooklyn Park, Minnesota. We expect more than half of the facility to be built by the close of this year, with construction to be completed during the summer months in 2004. And speaking of our budget, we are aiming at continued revenue growth resulting from increased royalty payments from the sale of licensed products, as well as new forms of collaborations providing certain ex-U.S. license rights to our ongoing clinical, and possibly preclinical, programs.

A Word of Appreciation

In closing, I want to acknowledge the leadership of Doug Ebersole, who served as interim CEO during much of 2002, and Dr. Cary Queen, who assumed leadership of our clinical group on an interim basis. Under their guidance, PDL continued to make progress in the clinic, broke ground on the new manufacturing plant at Brooklyn Park and progressed in virtually every area of operations. Doug and Cary performed great service for PDL and its shareholders, and continue to do so in their newly defined roles as Senior Vice President, Legal and Corporate Development, and Senior Vice President, respectively.

I am very pleased to welcome Dr. L. Patrick Gage, who joined our Board of Directors effective March 11, 2003. Dr. Gage is a prominent figure in the biotechnology and pharmaceutical industries, having created research and commercial organizations and directed the launch of important biologic products in his 30-year career. We look forward to enjoying the benefits of his experience and guidance as a member of our board.

Finally, I would like to thank all of our shareholders, our partners, our investigators and the broader network of PDL supporters, for your patience, perseverance and efforts on our behalf. I hope you share my enthusiasm as we build toward the vision of marketing our own antibody-based therapeutics that deliver important new benefits to patients.



Sincerely,

Mark McDade
Chief Executive Officer
April 7, 2003


RIGHT ASSETS. RIGHT HERE. RIGHT NOW.

"We are developing antibodies against more than 40 cancer and autoimmune disease targets. This should lead to a steady stream of new development candidates entering clinical studies in 2004 and beyond."

MAX VASQUEZ, Ph.D.
SENIOR DIRECTOR
RESEARCH





RIGHT ASSETS. RIGHT HERE. RIGHT NOW.

"With new focus, new leadership and a clear development philosophy, we are developing important new therapies."

BARBARA FINCK, M.D.
VICE PRESIDENT
CLINICAL DEVELOPMENT

"We expect our large commercial manufacturing plant to be on-line by 2007 — ready to support the launch of the first product to carry the PDL label."

RENAE DILL
SENIOR MANAGER
MANUFACTURING






RIGHT ASSETS. RIGHT HERE. RIGHT NOW.

"Future revenues will be tied to products, and we are exploring opportunities that may accelerate the time to commercialization."

JAISIM SHAH
VICE PRESIDENT
MARKETING


Key contact
amino acids
Antigen binding
regions
Framework and
constant regions
of human origin

In this atomic-level, space-filling model of the humanized antibody Zenapax® (daclizumab), binding regions in red and key contact amino acids in blue were derived from a mouse antibody. The framework and constant regions in white were derived from a human antibody. Key contact amino acids, identified with PDL's technology, are substituted into the human framework of the antibody along with the mouse binding regions in order to maintain their ability to bind well to the target. The resulting humanized antibody retains most or all of the binding ability of the mouse antibody and is unlikely to be recognized as foreign by the human immune system.

OUR ASSETS

A PROVEN TECHNOLOGY PLATFORM

PDL's SMART® antibody humanization technology platform is the most widely validated antibody technology in the biotechnology industry. It's the technology in four marketed products with combined sales of more than $1 billion in 2002 — Synagis® from MedImmune, Herceptin® from Genentech, Mylotarg® from Wyeth, and Zenapax marketed by PDL partner Hoffmann-La Roche. Approximately 50 humanized antibodies are currently being evaluated in clinical trials, including many that address potentially large markets. Most of the humanized antibodies in clinical trials already are covered under patent rights agreements with PDL.

Leading biotechnology and pharmaceutical companies view PDL as the antibody partner of choice, based on our experience, reliability and speed. We have successfully humanized more than 40 antibodies for ourselves and for our partners, including Zenapax, the first humanized antibody approved for marketing in the United States. We have a 100% success rate in our humanization attempts, and the entire process from mouse hybridoma to demonstration of functional activity of the humanized antibody takes just a few months.

Our technology uses structural information from promising mouse antibodies to capture the benefits of such antibodies, while overcoming many of their limitations in treating humans. Mouse antibodies with therapeutic potential are relatively easy to obtain, but when used in humans, have a short half-life and usually elicit a human anti-mouse antibody response, neutralizing the mouse antibody and rendering it ineffective. Clinical trials and preclinical studies have shown that our humanized antibodies generally have the same desired characteristics, including low immunogenicity and a usefully long half-life, as that of your own antibodies.

PDL's proven technology platform is the source of our current stream of revenues based on royalties, and licensing and humanization activities. Important to our future, it's also the technology behind many of the proprietary products in our and other biotechnology companies' clinical development pipelines.

A QUALITY TEAM

A quality team of more than 460 people is putting our strategies in motion. The PDL research team has diversified experience and expertise in a wide range of fields, such as molecular and cell biology, biochemistry, immunology, protein chemistry and computer modeling. We are fully integrated from research through clinical development, and conduct multiple activities in support of the clinical development program, including preclinical studies, process development and antibody manufacturing. We have significant research activities aimed at the discovery of new antibodies that may be useful for the treatment of cancers and autoimmune and inflammatory diseases.

As we develop our pipeline and prepare to manufacture antibodies on a commercial scale, our team continues to grow. We ended 2002 with 397 full-time employees. Of those, 108 were engaged in research and process development, 90 in clinical, preclinical and regulatory, 71 in manufacturing, 54 in quality assurance and compliance, and 74 in general and administrative functions. Approximately 40 personnel in research and clinical development joined us in connection with the acquisition of Eos in April 2003, providing additional talent and expanding our capabilities. We expect our worldwide work force to total about 500 employees by the end of 2003.

Our people are guided in their work by PDL's core values. Among those values are integrity, collaboration and teamwork. The importance of our mission demands that we work with a sense of urgency. We work aggressively to meet or exceed our expected timelines.





FINANCIAL STRENGTH

PDL's ability to execute its strategies is supported by a strong financial position. Underpinning this strength is a growing revenue stream and a balance sheet that included $606.4 million in cash, cash equivalents and marketable securities at the end of 2002.

Current revenues primarily are derived from an active effort to license rights under our fundamental antibody humanization patents to developers of antibody-based therapeutics. The resulting fees and royalties from these licenses have led to a growing revenue stream and, in turn, have reduced our cash burn. We also humanize antibodies for other companies in return for upfront fees, milestone payments and royalties on any product sales. We are reinvigorating and expanding our humanization service, and may perform additional services for partners, such as cell-line development and future manufacturing of antibodies on a larger scale.

Capital expenditures in 2002 primarily were related to the renovation of our Plymouth, Minnesota, manufacturing facility and initial construction activity for our future manufacturing facility in Brooklyn Park, Minnesota.

We manufacture antibodies for use in clinical trials in a 74,000-square-foot facility at Plymouth, where we have manufactured Nuvion, HuZAF and other antibodies. We recently have renovated this facility to make it potentially licensable as a commercial manufacturing facility. We expect to complete validation and to resume manufacturing of antibodies there in the first half of 2003.

We also have begun construction of a larger commercial manufacturing facility at Brooklyn Park. Physical construction is expected to be completed in 2004, followed by validation and start-up activities. We currently expect to be able to produce antibodies for clinical use in 2005 and commercial sale from this facility in 2007. Antibodies in our pipeline which may be made there currently include Nuvion, HuZAF, daclizumab, anti-IL-4 and anti-$\alpha_5\beta_1$ integrin.

Our financial strength provides important flexibility that should allow us to develop proprietary products, construct our future manufacturing center and evaluate opportunities that could add new products or technologies to our portfolio.

A NOVEL, PROMISING PIPELINE

With new leadership and direction in effect from late 2002, we have undertaken new initiatives to strengthen our clinical development capabilities in support of the longer-range objective of marketing a proprietary drug by 2007.

Among these initiatives, we are defining a clear set of product requirements for each step of the development process, with deeper and more experienced teams managing these efforts. We are instituting a clear process to guide product development, while clearly defining our development philosophy. Important to this process is our desire to establish closer collaboration with regulatory agencies and with opinion leaders in our core therapeutic areas. We intend to answer focused questions in each clinical study and to place additional emphasis on exploratory clinical development.

Currently, we have prioritized and are actively managing five antibodies in clinical development, three in Phase II for indications including inflammatory bowel disease, one in Phase II for the potential treatment of asthma and a new program for the anti-$\alpha_5\beta_1$ integrin antibody just getting underway for solid tumor indications in Phase I.

The primary focus of clinical development in 2003 will be PDL's portfolio of three products in inflammatory bowel disease — HuZAF in Crohn's disease, and daclizumab and Nuvion in ulcerative colitis. HuZAF is currently in one Phase II trial, and a second Phase II trial examining a higher dose will begin in the second quarter of 2003. Results from these trials should allow us to characterize the activity of HuZAF in this disease setting early in 2004. At press time for this annual report, a Phase II study of daclizumab in ulcerative colitis had been opened and was awaiting enrollment of the first patient. An ongoing Phase I trial of Nuvion in severe steriod-refractory ulcerative colitis could be fully enrolled by the end of 2003.

We believe ours is a promising pipeline of novel antibodies with important milestones anticipated in 2003 and 2004. Together with a proven technology platform, strong financial position and driven by a high-caliber team, PDL possesses the right assets to enable future success.



A NOVEL, PROMISING PIPELINE



PRODUCT NAME
INDICATIONS
PRECLINICAL
PHASE I
PHASE I/II
PHASE II
PHASE III
MARKETED
Daclizumab
(anti-CD25)
Ulcerative colitis (UC)
*
Chronic, persistent asthma
Nuvion
(anti-CD3) visilizumab
Severe ulcerative colitis
Steroid-refractory graft-versus-host disease (GvHD)
HuZAF
(anti-gamma interferon)
fontolizumab
Crohn's disease (CD)
Psoriasis
Anti-IL-4
pascolizumab
Steroid-naive asthma
Anti-$\alpha_5\beta_1$ integrin
Solid tumors
Anti-$\alpha_5\beta_1$ integrin Fab
Age-related macular degeneration
Anti-IL-12
Autoimmune disease

☐ INFLAMMATORY BOWEL DISEASE ☐ ASTHMA ☐ ONCOLOGY ☐ OTHER

*MARKETED AS ZENAPAX BY HOFFMANN-LA ROCHE IN KIDNEY TRANSPLANTATION

Daclizumab

(anti-CD25)

Indications: *Ulcerative colitis, Asthma, Multiple sclerosis*

Milestones: *Initiate Phase II trial in ulcerative colitis by Q2 '03; report data from Phase II trial in asthma by Q1 '04*

Marketed by Hoffmann-La Roche as Zenapax for prevention of kidney transplant rejection, PDL is conducting additional studies in autoimmune indications and asthma. A Phase II trial in ulcerative colitis is open and expected to begin enrolling patients in Q2 '03. This is a randomized, placebo-controlled trial of 150 patients with moderate disease. The trial will include two treatment groups and placebo. Dosing will be 1.0 mg/kg intravenously every four weeks in one group, and 2.0 mg/kg every other week in the other daclizumab group. Enrollment is completed in a Phase II trial in asthma, with results expected in Q1 '04.

Nuvion

(anti-CD3)

Indications: *Ulcerative colitis, GvHD*

Milestones: *Initial Phase I data in ulcerative colitis in May 2003; complete UC study enrollment by year-end 2003*

Nuvion is being evaluated in a Phase I trial in patients with severe ulcerative colitis who have failed steroid therapy. Patients receive one intravenous injection on two consecutive days. A Phase II trial of Nuvion in steroid-refractory graft-versus-host disease is also ongoing.

HuZAF

(anti-gamma interferon)

Indications: *Crohn's disease, Psoriasis*

Milestone: *Go/No Go decision in Crohn's disease by Q1 '04*

A large Phase II study was initiated in May 2002 in Crohn's disease, a form of inflammatory bowel disease. The trial is targeted to enroll 175 patients at approximately 25 centers in North America and Europe. The primary objective is safety as well as induction of a clinical response, defined as a 100-point reduction in the patient's Crohn's Disease Activity Index score. Patients receive an initial loading dose intravenously at 1.0 or 4.0 mg/kg, or placebo, followed by three subcutaneous doses. We will soon start a second placebo-controlled Phase II study in Europe, evaluating 4.0 mg/kg and 10.0 mg/kg doses. Data from these two Phase II studies should allow us to characterize the activity in CD early in 2004. A Phase I/II study in psoriasis is now fully enrolled.



"Our clinical programs are now more focused, with an emphasis on reaching key 'go ahead' decisions by early 2004 for three antibodies being tested in inflammatory bowel disease and one in asthma. We also are initiating a Phase I trial of a new antibody in solid tumors in keeping with our strategy to maintain a focus in oncology."

STEVEN E. BENNER, M.D., M.H.S.
SENIOR VICE PRESIDENT AND CHIEF MEDICAL OFFICER

Anti-IL-4

Indication: *Asthma*

Milestone: *Phase II results in May 2003*

Enrollment is completed in a randomized, double-blind, placebo-controlled Phase II study in 120 symptomatic asthma patients who are not being treated with controller medications. Patients were randomized to one of two dosing regimens or placebo and received three monthly infusions. This antibody was in-licensed from GlaxoSmithKline in 1999.

Anti-$\alpha_5\beta_1$ integrin

Indication: *Solid tumors*

Milestone: *Initiate Phase I trial in Q2 '03*

Entered the PDL pipeline via the acquisition of Eos. A chimeric antibody targeting the $\alpha_5\beta_1$ integrin, this antibody is under development as an anti-angiogenic agent for treatment of solid tumors. An IND application has been filed with the FDA. Patient accrual in a Phase I trial should begin in the second quarter of 2003.

Anti-$\alpha_5\beta_1$ integrin Fab

Indication: *Age-related macular degeneration*

Milestone: *IND application by Q2 '04*

Fragment of anti-$\alpha_5\beta_1$ integrin, in preclinical development for certain ocular indications. If additional preclinical studies are conducted with favorable results, an IND application could be filed by Q2 '04.

Anti-IL-12

Indication: *Autoimmune disease*

A Phase I safety trial in normal volunteers has been completed. The antibody is in preclinical status while further research is undertaken, as new data on the emerging role of IL-23 in multiple sclerosis led to a decision not to move forward until we uncover further preclinical evidence of IL-12 activity in this disease setting.

What's missing?

Zamyl in acute myeloid leukemia: In May 2002 PDL announced Phase III data in patients relapsed or refractory to chemotherapy. The antibody was well tolerated but did not achieve a statistically significant result relative to the primary efficacy endpoint in the study. PDL chose not to pursue further development and has licensed to Actinium Pharmaceuticals, Inc. the right to develop Zamyl conjugated to alpha-emitting radioisotopes.

Remitogen™ in non-Hodgkin's lymphoma: Existing trials for chronic lymphocytic leukemia and solid tumors remain open, but further development of this antibody is not currently expected. In December 2001, PDL reported data from a Phase II trial in non-Hodgkin's lymphoma in which just one of 25 evaluable patients achieved a partial response.

GLOSSARY

Antibody

A Y-shaped, protective protein released by the immune system's B cells, a type of white blood cell, in response to the presence of a foreign substance in the body. B cells produce millions of different kinds of antibodies, which have slightly different shapes that enable them to bind and, as a result, inactivate different targets. Antibodies that have identical molecular structure that bind to a specific target are called monoclonal antibodies.

Antibody humanization

PDL's approach involves the creation of a computer-generated model of a promising mouse antibody and identification of a human antibody that has a similar structure. We then design an antibody that incorporates key regions of the mouse antibody into the human antibody. The result is a human-like, or humanized antibody designed to capture the powerful therapeutic potential of important mouse antibodies, while avoiding immunogenicity concerns and short half-lives commonly associated with mouse antibodies.

Antigen

A protein or carbohydrate substance, such as a toxin or enzyme, capable of stimulating an immune response.

Autoimmune disease

A disease relating to, or caused by, antibodies or T cells that attack molecules, cells or tissues of the organism producing them.

Chimeric antibody

A mouse antibody that has been engineered to include approximately 70% human antibody material.

Clinical trial

A tryout or experiment to test quality, safety or usefulness of a drug in human patients. Usually conducted in three or more phases, including a first phase primarily to evaluate safety, a second phase to obtain additional safety data and preliminary efficacy data, and a third phase to evaluate safety and efficacy in a larger patient population.

Humanization agreement

A business collaboration in which PDL agrees to humanize an antibody for a partner, usually another biotechnology or pharmaceutical company. Typical terms include an upfront fee, milestone payments and royalties on any future sales of the antibody.

IBD

Inflammatory bowel disease including both Crohn's disease and ulcerative colitis. Crohn's disease affects the ileum, sometimes spreads to the colon and is characterized by diarrhea, cramping and loss of appetite and weight with local abscesses and scarring. Ulcerative colitis is an inflammatory disease of the colon of unknown cause, characterized by diarrhea with discharge of mucus and blood, cramping abdominal pain, and inflammation and edema of the mucous membrane with patches of ulceration.

Immunogenic

Relating to or producing an immune response.

IND

An Investigative New Drug application form for submission to the U.S. Food and Drug Administration to obtain permission to transport a new drug still under investigation from one state to another and to use it in clinical studies.

Mouse antibody

Mice have been used to produce monoclonal antibodies to a wide range of targets, including targets to which the human body does not normally produce antibodies. Specifically, many mouse antibodies have been developed as potential therapeutics to inhibit immune function, destroy cancer cells or neutralize viruses.

Patent license

An agreement authorizing the right to develop and market therapeutic products against an antigen under PDL's humanization technology patents. Terms typically include an upfront fee, milestone payments and royalties on future sales.

SMART

The brand identity of PDL's antibody humanization technology platform.

FINANCIAL REPORT

SELECTED FINANCIAL DATA

(In thousands, except per share data)	YEARS ENDED DECEMBER 31,				
	2002	2001	2000	1999	1998
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:					
Revenues:					
Royalties	**$ 40,421**	$ 30,604	$ 19,189	$ 11,378	$ 822
License and other	**5,952**	13,796	21,220	16,762	20,748
Total revenues	**46,373**	44,400	40,409	28,140	21,570
Costs and expenses:					
Research and development	**57,978**	52,163	42,330	36,090	31,645
General and administrative	**19,093**	15,724	12,109	9,842	8,685
Total costs and expenses	**77,071**	67,887	54,439	45,932	40,330
Operating loss	**(30,698)**	(23,487)	(14,030)	(17,792)	(18,760)
Interest income	**25,978**	35,135	22,647	7,614	9,258
Interest expense	**(8,426)**	(8,989)	(7,965)	(155)	—
Impairment loss on investment [1]	**(1,366)**	—	—	—	—
Income (loss) before income taxes	**(14,512)**	2,659	652	(10,333)	(9,502)
Provision for income taxes	**42**	12	5	—	—
Net income (loss)	**$(14,554)**	$ 2,647	$ 647	$(10,333)	$ (9,502)
Net income (loss) per share:					
Basic	**$ (0.16)**	$ 0.03	$ 0.01	$ (0.14)	$ (0.13)
Diluted	**$ (0.16)**	$ 0.03	$ 0.01	$ (0.14)	$ (0.13)
Shares used in computation of net income (loss) per share:					
Basic	**88,865**	87,624	80,904	74,792	74,100
Diluted	**88,865**	92,889	88,562	74,792	74,100

	DECEMBER 31,				
	2002	2001	2000	1999	1998
CONSOLIDATED BALANCE SHEET DATA:					
Cash, cash equivalents and investments	**$606,410**	$650,315	$661,173	$137,237	$143,439
Working capital	**599,215**	641,896	651,641	22,669	82,394
Total assets	**717,818**	729,898	704,980	182,551	171,850
Long-term debt obligations, less current portion	**158,426**	158,892	159,324	9,724	—
Accumulated deficit	**(90,477)**	(75,923)	(78,570)	(79,217)	(68,884)
Total stockholders' equity	**544,766**	558,443	534,144	164,743	162,496

[1] Represents a non-cash charge related to an investment write down. For a description of this investment write down, see Note 1 to the Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. All statements other than statements of historical facts are "forward looking statements" for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or licensing or collaborative arrangements, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as "may," "will," "expects," "plans," "anticipates," "estimates," "potential," or "continue" or the negative thereof or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained herein are reasonable, there can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including but not limited to the risk factors set forth below, and for the reasons described elsewhere in this report. All forward-looking statements and reasons why results may differ included in this report are made as of the date hereof, and we assume no obligation to update these forward-looking statements or reasons why actual results might differ.

OVERVIEW

In general, we have a history of operating losses and may not achieve sustained profitability. As of December 31, 2002, we had an accumulated deficit of approximately $90.5 million. Our expenses will increase because of the extensive resource commitments required to identify and develop antibody candidates, achieve regulatory approval and market potential products for commercial success for any individual product. Over the next several years, we expect to incur substantial additional expenses as we continue to identify, develop and manufacture our potential products, invest in research and improve and expand our development, manufacturing, marketing and sales capabilities. In February 2003, we announced the signing of a definitive merger agreement with Eos Biotechnology, Inc., a privately held South San Francisco-based antibody discovery company, for 4.3 million shares of our common stock. The acquisition is expected to close early in the second quarter of 2003. The Eos acquisition allows us to expand our research personnel and add new capabilities in antibody target identification and validation, particularly in oncology. We will also have obtained two preclinical antibody product candidates, one of which is expected to begin clinical development for potential treatment of solid tumors in the first half of 2003, and the second, in early 2004. In conjunction with the merger, we expect to record a charge related to acquired in-process research and development. We will report the purchase accounting effects of the merger in our financial results for the period in which the transaction closes. Since we or our collaborative partners or licensees may not be able to successfully develop additional products, obtain required regulatory approvals, manufacture products at an acceptable cost and with appropriate quality, or successfully market such products with desired margins, we may never achieve sustained profitable operations. The amount of net losses and the time required to reach sustained profitability are highly uncertain. Although we have had some profitable reporting periods, we do not expect to achieve sustained profitability until we are able to market and sell products.

Our commitment of resources to research and the continued development of our products will require significant additional funds. Our operating expenses may also increase as some of our earlier stage potential products move into later stage clinical development, as additional potential products are selected as clinical candidates for further development, as we invest in additional manufacturing capacity, as we defend or prosecute our patents and patent applications, and as we invest in research or acquire additional technologies, product candidates or businesses.

In the absence of substantial revenues from new corporate collaborations or patent rights or patent licensing or humanization agreements, significant royalties on sales of products licensed under our intellectual property rights, product sales or other uncertain sources of revenue, we will incur substantial operating losses.

Our revenues, expenses and operating results will likely fluctuate in future periods. Our revenues have varied in the past and will likely continue to fluctuate considerably from quarter to quarter and from year to year. As a result, our revenues in any period may not be predictive of revenues in any subsequent period. Our royalty revenues may be unpredictable and may fluctuate since they depend upon the seasonality of sales of licensed products, the existence of competing products, the marketing efforts of our licensees, potential reductions in royalties payable to us due to credits for prior payments to us, the timing of royalty reports, some of which are required quarterly and others semi-annually, our method of accounting for royalty revenues from our licensees in the period reported to us, and our ability to successfully defend and enforce our patents. We receive royalty revenues on sales of the product Synagis. This product has higher sales in the fall and winter, which to date have resulted in much higher royalties recognized by us in our first and second quarters than in other quarters. The seasonality of Synagis sales could contribute to future fluctuation of our royalty revenues from quarter to quarter.

License and other revenue may also be unpredictable and may fluctuate due to the timing of payments of upfront fees, payments for manufacturing and clinical development services and payments for the achievement of milestones under new and existing collaborative, humanization, and patent licensing agreements. Revenue historically recognized under our prior agreements may not be an indicator of revenue from any future collaborations.

In addition, our expenses may be unpredictable and may fluctuate from quarter to quarter due to the timing of expenses, which may include clinical trial expenses as well as payments owed by us and to us under collaborative agreements for reimbursement of expenses and which are reported under our policy during the quarter in which such expenses are reported to us or to our collaborative partners and agreed to by us or our partners.

CRITICAL ACCOUNTING POLICIES AND THE USE OF ESTIMATES

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Actual results could differ materially from those estimates. The items in our financial statements requiring significant estimates and judgments are as follows:

Revenue Recognition

We currently recognize three types of revenues resulting from the licensing and use of our technology, and from services we sometimes perform in connection with the licensed technology. These revenues are typically derived from our proprietary patent portfolio covering the humanization of antibodies for use in drug development and production. Revenues, and their respective treatment for financial reporting purposes, are as follows:

Upfront and License Maintenance Fees

We generally recognize revenue from upfront fees when the agreement is signed, we have completed the earnings process and we have no ongoing performance obligation with respect to the arrangement. Revenues recognized from upfront fees typically relate to patent license and patent rights agreements.

- Under patent license agreements, the licensee typically obtains a non-exclusive license to our patents. In this arrangement, the licensee is responsible for all of the development work on its product. The licensee has the technical ability to perform the humanization of the antibody it is developing using our patented technology, but needs to obtain a license from us to avoid infringing our patents. We have no future performance obligations under these agreements.
- Under patent rights agreements, licensees currently purchase a research patent license, in exchange for an upfront fee, and a right to obtain, in exchange for consideration separate from the upfront fee, patent licenses for commercial purposes for a specified number of drug targets to be designated by the licensee subsequent to execution of the agreement. All of the research is performed by the licensee, and therefore, upon delivery of the patent rights agreement, the earnings process is complete and we have no further performance obligations with respect to the research patent license and the grant of the right to obtain commercial patent licenses. Subsequent to execution of the agreement, the licensee has the right to purchase patent licenses to certain designated targets, for which the licensee pays separate consideration at a later date. Such consideration is recognized upon exercise of such right, execution and delivery of the associated patent license agreement and when payment is reasonably assured.
- Under our humanization agreements, at times referred to in our previous filings as research and development agreements, the licensee typically pays an upfront fee for us to "humanize" an antibody. These upfront fees are recognized on a percent completion basis, as the humanization work is performed, which is typically over three to six months.
- Under patent license agreements and humanization agreements, we may also receive annual license maintenance fees, payable at the election of the licensee to maintain the license in effect. We have no performance obligations with respect to such fees. Maintenance fees are recognized as they are due and when payment is reasonably assured.

Milestone Payments

Certain agreements include milestone payments which are recognized as revenue when earned as part of a multi-element arrangement. Each element of the contract represents a separate earnings process and as such we recognize milestone amounts when the associated earnings process is complete and, to the extent the milestone amount relates to our performance obligation, when our customer confirms that we have met the requirements under the terms of the agreement and when payment is reasonably assured. Generally, there are three types of agreements under which a customer would owe us a milestone payment:

- Humanization agreements provide for the payment of certain milestones to us after the completion of services to perform the humanization process. These milestones include delivery of a humanized antibody meeting a certain binding affinity and, at the customer's election, delivery of a cell line meeting certain criteria described in the original agreement. We recognize these milestones when we have no further performance obligations with respect to that milestone and the funding party confirms that the milestone stipulated in the agreement has been met.
- Patent license agreements and humanization agreements sometimes require our customers to make milestone payments to us when they achieve certain progress, such as FDA approval, with respect to the customer's product. Because we have no obligations with respect to any of this activity, we record these milestone payments as revenue when received and we have confirmed that the milestone has been achieved.
- We may also receive certain milestone payments in connection with licensing technology to or from our partners, such as product licenses. Under these agreements, our partners may make milestone payments to us when we or they achieve certain levels of

development with respect to the licensed technology. These fees are recognized when we have no further performance obligations with respect to the applicable milestone and it is confirmed that the milestone stipulated in the agreement has been met.

Royalties

Under some of our agreements, we also receive royalty payments based upon our licensees' net sales of products. Generally, we receive royalty reports from such licensees' approximately one quarter in arrears; that is, generally at the end of the second month of the quarter after the licensee has sold the royalty-bearing product. We recognize royalty revenues when we can reliably estimate such amounts and collectibility is reasonably assured. Accordingly, we have adopted an accounting policy of recording the royalty revenue in the quarter it is reported to us (i.e., generally revenue is recognized one quarter following the quarter in which sales occurred).

Clinical Trial Expenses

Our cost accruals for clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with numerous clinical trial centers and clinical research organizations. In the normal course of business we contract with third parties to perform various clinical trial activities in the on-going development of potential drugs. The financial terms of these agreements are subject to negotiation and variation from contract to contract and may result in uneven payment flows. Payments under the contracts depend on factors such as the achievement of certain events or the successful accrual of patients or the completion of portions of the clinical trial or similar conditions. The objective of our accrual policy is to match the recording of expenses in our financial statements to the actual services received and efforts expended. As such, expenses related to each patient enrolled in a clinical trial are recognized ratably beginning upon entry into the trial and over the course of the patients continued participation in the trial. In the event of early termination of a clinical trial, we accrue an amount based on our estimate of the remaining non-cancelable obligations associated with the winding down of the clinical trial. Our estimates and assumptions could differ significantly from the amounts which may actually be incurred.

Valuation of Financial Instruments

We invest our excess cash balances primarily in short-term and long-term marketable debt securities. These securities are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses reported in accumulated other comprehensive income (loss) in stockholders' equity. Estimated fair value is based upon quoted market prices for these or similar instruments. All available-for-sale securities in our portfolio have readily determinable market prices.

In determining if and when a decline in market value below amortized cost is other-than-temporary, we evaluate the market conditions, offering prices, trends of earnings, price multiples, and other key measures for our investments in marketable debt securities. If such a decline in value is deemed to be other-than-temporary, we recognize an impairment loss in the current period operating results to the extent of the decline.

Historically, we have not recognized any impairment losses on our available-for-sale securities, nor have we realized gains or losses on the sale of available-for-sale securities, as all securities liquidated have been held to maturity.

Cost Method Investments

In determining if and when a cost method investment's decline in estimated fair value below cost is other-than-temporary, we evaluate the general market conditions, the operating results and business prospects of our investees, and other key considerations. When such a decline in value is deemed to be other-than-temporary, we recognize an impairment loss on the investment in the current period operating results to the extent of the decline.

RESULTS OF OPERATIONS

Years ended December 31, 2002, 2001 and 2000.

	YEARS ENDED DECEMBER 31,			ANNUAL PERCENT CHANGE	
(In thousands)	2002	2001	2000	2002 / 2001	2001 / 2000
Total revenues	**$ 46,373**	$ 44,400	$ 40,409	4%	10%

Total Revenues

The Company's total revenues for 2002 were $46.4 million, a 4% increase from 2001 primarily due to higher royalties, partially offset by lower license and other income. Total revenues for 2001 were $44.4 million, a 10% increase from 2000 primarily due to higher royalties, partially offset by lower license and other income. These revenue changes are further discussed below.

	YEARS ENDED DECEMBER 31,			ANNUAL PERCENT CHANGE	
(In thousands)	2002	2001	2000	2002 / 2001	2001 / 2000
Revenues					
Royalties	**$ 40,421**	$ 30,604	$ 19,189	32%	59%
License and other	**5,952**	13,796	21,220	(57%)	(35%)

Royalties

Royalty revenues recognized under agreements with Roche, Genentech, MedImmune and Wyeth were $40.4 million in 2002, an increase of 32% from 2001. Royalty revenue was $30.6 million in 2001, an increase of 59% from 2000. The increase in 2002 was primarily due to higher third-party sales of Synagis reported by MedImmune and Herceptin reported by Genentech. Royalty revenues from MedImmune and Genentech accounted for 47% and 43% of our royalty revenues in 2002, respectively. The increase in 2001 was also due to higher third-party sales of Synagis as reported by MedImmune and Herceptin as reported by Genentech. Royalty revenues from MedImmune and Genentech accounted for 48% and 39% of our royalty revenues in 2001, respectively.

We expect that in 2003, the increase in royalty revenues will be at a lower rate than 2002. We expect quarterly fluctuations in royalty revenues due to the seasonality of sales of Synagis.

License and Other Revenues

License and other revenues were $6.0 million in 2002, a decrease of 57% from 2001. License and other revenues were $13.8 million in 2001, a decrease of 35% from 2000. License and other revenues recognized primarily consist of upfront patent licensing and patent rights fees, milestones, amortization of upfront fees associated with humanization agreements and license maintenance fees. The decrease in 2002 was primarily due to the fact that we entered into fewer patent licensing, patent rights and humanization agreements in 2002 as compared with 2001 and due to greater milestone and humanization revenue in 2001 as compared with 2002. In 2002, we entered into one patent rights and one patent licensing agreement, as compared with three patent rights agreements in 2001. In addition, in 2001, we recognized over $7.0 million in milestone and humanization revenue, with no such comparable revenue in 2002.

The decrease in 2001 was primarily due to the recognition of less revenue under patent licensing, patent rights and research and development funding from a third party that expired in November 2000.

We expect quarterly fluctuations in license and other revenues depending on the number of new contract arrangements and milestones achieved by our licensees.

(In thousands)	YEARS ENDED DECEMBER 31, 2002	2001	2000	ANNUAL PERCENT CHANGE 2002 / 2001	2001 / 2000
Costs and expenses					
Research and development	$ 57,978	$ 52,163	$ 42,330	11%	23%
General and administrative	19,093	15,724	12,109	21%	30%
Total costs and expenses	$ 77,071	$ 67,887	$ 54,439	14%	25%

Research and Development Expenses

Research and development expenses in 2002 were $58.0 million, an increase of 11% from 2001. Research and development expenses in 2001 were $52.2 million, an increase of 23% from 2000. Research and development costs include costs of personnel to support our research and development activities, costs of preclinical studies, costs of conducting our clinical trials, such as clinical investigator fees, monitoring costs, data management and drug supply costs, research and development funding provided to third parties and an allocation of facility costs. The increase in 2002 was primarily due to an increase in research and development personnel headcount of approximately 38 employees and associated costs of approximately $3.4 million, higher research and development funding provided to Exelixis of $1.7 million reflecting a full year of funding in 2002 compared to a partial year of funding in 2001 and preclinical studies of $0.8 million. The increase in 2001 was primarily related to an increase in research and development personnel headcount of approximately 39 employees and associated costs of approximately $3.8 million, higher research and development funding provided to Exelixis of $2.3 million compared to no such funding in 2000 and increased clinical trial expenses related to the expansion of clinical development programs of $2.1 million, offset in part by lower research and development reimbursement funding of $2.6 million and contract manufacturing costs associated with the humanized anti-IL-4 antibody of $2.5 million.

We expect our research and development expenses will increase further as we invest in manufacturing, advance our product candidates' progress into later stages of development and add new product candidates. More specifically, the increase is expected to be related primarily to expanded clinical trial activity, including associated direct scale-up and manufacturing expenses, and the additional headcount required to execute our clinical trial programs and to continue to develop our research, preclinical, manufacturing and process development infrastructure. In addition, we anticipate that completion of the Eos acquisition would add research and development expenses of approximately $9.0 million to $11.0 million in 2003, primarily related to additional headcount, manufacturing expense, rent and on-going collaborations. Certain of these operating expenses related to manufacturing and clinical development are not expected to continue beyond 2003 since certain Eos programs currently rely on outside manufacturing and other contract organizations. Reliance on these organizations beyond 2003 is expected to be reduced given our internal capabilities and core competencies in these areas.

Below is a summary of products and the related stages of development for each product in clinical development, including the research and development expenses recognized in connection with each product. The information in the column labeled "Estimated Completion of Phase" is only our estimate of the timing of completion of product development phases. The actual timing of completion of those phases could differ materially from the estimates provided in the table. For a discussion of the risks and uncertainties associated with the timing of completing a product development phase, see the "Clinical development is inherently uncertain and expense levels may fluctuate unexpectedly because we can not accurately predict the timing and level of such expenses," "If we cannot successfully complete our clinical trials, we will be unable to obtain regulatory approvals required to market our products," "Our clinical trial strategy may increase the risk of clinical trial difficulties," "If our collaborations are not successful, we may not be able to effectively develop and market some of our products," "If we do not attract and retain key employees, our business could be impaired," and "We may be unable to obtain or maintain regulatory approval for our products" sections of our Risk Factors above.

(In thousands)					RESEARCH AND DEVELOPMENT COSTS FOR THE YEARS ENDED *DECEMBER 31,*		
PRODUCT	*DESCRIPTION/* INDICATION	*PHASE OF* DEVELOPMENT	COLLABORATOR	ESTIMATED *COMPLETION* OF PHASE	2002	2001	2000
Humanized Anti-IL-4	Asthma	Phase IIa	GlaxoSmithKline	2003	**$ 2,791**	$ 2,961	$ 4,854
SMART Anti-IL-12	Autoimmune diseases	Phase I	—	Completed [1]	**2,526**	5,058	538
HuZAF			—		**14,047**	6,934	2,839
	Crohn's disease	Phase II		2004			
	Psoriasis	Phase I/II		2003			
Nuvion			—		**4,001**	4,658	3,189
	Steroid-refractory Graft vs. host disease	Phase II		2004			
	Ulcerative colitis	Phase I		2003			
Remitogen			—		**2,766**	3,532	5,704
	Non-Hodgkin's B-cell lymphoma	Phase II		Completed [2]			
	Solid tumors	Phase I		2003			
Zamyl	Acute myeloid leukemia	Phase III	—	Completed [3]	**3,981**	5,036	6,261
Daclizumab	Asthma	Phase II	Roche	2004	**7,778**	8,329	2,064
HuMV833	Solid tumors	Phase I	Toagosei	Completed [4]	**22**	383	5,246
Other [5]			—		**20,066**	15,272	11,635
	Total research and development costs				**$57,978**	$52,163	$42,330

[1] Product returned to a preclinical status while further research is conducted.

[2] Further development of this product is not currently expected.

[3] Product candidate is available for out-license. No further internal development of this product is currently expected.

[4] Product development terminated under agreement with Toagosei.

[5] No single potential product included in "other" constitutes more than 5% of the total research and development costs for the specified year.

The overall completion dates or total costs to complete our major research and development programs are estimates based on current information. The clinical development portion of these programs may span as many as seven to ten years and any further estimation of completion dates or costs to complete would be highly speculative and subjective due to the numerous risks and uncertainties associated with developing biopharmaceutical products, including significant and changing government regulation, the uncertainty of future preclinical and clinical study results and uncertainties associated with process development and manufacturing as well as marketing. These risks and uncertainties make reliably estimating overall completion dates and total costs to complete development highly speculative.

For additional discussion of factors affecting overall completion dates and total costs, see the "Clinical development is inherently uncertain and expense levels may fluctuate unexpectedly because we cannot accurately predict the timing and level of such expenses" section of our Risk Factors above.

General and Administrative Expenses

General and administrative expenses in 2002 were $19.1 million, an increase of 21% from 2001. In 2001, general and administrative expenses were $15.7 million, an increase of 30% from 2000. General and administrative costs include costs of personnel, professional services, consulting and other expenses related to our administrative functions and an allocation of facility costs. The increase in 2002 was primarily related to increased personnel and recruiting costs of $1.9 million, legal costs related to our intellectual property, licensing and other contractual matters of $0.7 million and $0.2 million related to maintenance agreements for our document control software systems. The increase in 2001 was primarily due to increased personnel and recruiting costs, pre-marketing expenses associated with our clinical development program, legal costs related to our intellectual property, licensing and other contractual matters and increased third party royalty expenses associated with higher sales by one of our licensees.

We expect that general and administrative expenses will continue to increase as we build infrastructure and support for expanded research and development capabilities of our organization.

	YEARS ENDED DECEMBER 31,			ANNUAL PERCENT CHANGE	
(In thousands)	2002	2001	2000	2002 / 2001	2001 / 2000
Interest income, interest expense and investment impairment					
Interest income	**$25,978**	$35,135	$22,647	(26%)	55%
Interest expense	**(8,426)**	(8,989)	(7,965)	(6%)	13%
Impairment loss on investment	**(1,366)**	—	—	100%	—

Interest Income and Expense

Interest income in 2002 was $26.0 million, a decrease of 26% from 2001. In 2001, interest income was $35.1 million, an increase of 55% from 2000. The decrease in interest earned in 2002 was largely due to the decreased interest earned on our cash, cash equivalents and marketable securities balances primarily as a result of lower interest rates and to a lesser extent, lower invested balances. The increase in interest earned in 2001 was primarily attributable to the increase in our cash, cash equivalents, and marketable debt securities balances as a result of our public offering of common stock in the second half of 2000 that raised approximately $343.6 in net proceeds and the sale of $150 million of convertible subordinated notes in February 2000.

Interest expense, net of amounts capitalized, was related to our 5.5% convertible subordinated notes and a 7.64% term loan associated with the purchase our Fremont, California facilities. Interest expense in 2002 was $8.4 million, a decrease of 6% from 2001. Interest expense in 2001 was $9.0 million, an increase of 13% from 2000. The decrease in 2002 was the result of capitalizing $0.5 million of our interest cost in connection with the renovation of our existing manufacturing facilities and the development and construction activities for our future manufacturing facilities. The increase in 2001 was attributable to twelve months of interest expense in 2001 versus ten and one half months of interest expense in 2000 in connection with the issuance of our 5.5% convertible subordinated notes in February 2000.

Impairment Loss on Investment

In January 2002, we sold the assets of our small molecule group to Signature BioScience, Inc. (Signature), a privately held drug discovery company, in exchange for 523,952 shares of Signature convertible preferred stock. The stock received was recorded at the net book value of the assets sold plus transaction costs incurred, which approximated $1.3 million. In conjunction with this transaction, in December 2002, we accrued an additional $0.2 million payable to Signature in connection with cash retention bonuses to designated key employees still employed by Signature after one year. Pursuant to the terms of the agreement, in exchange for these bonus payments we received in early 2003 an additional 149,701 shares of Signature convertible preferred stock, which was recorded as an increase in the carrying value of the preferred stock. Since the shares we received are not publicly traded, the value of the shares is difficult to estimate. As of December 31, 2002, we estimated that the value of our investment in Signature BioScience, Inc. had declined to $150,000 and that an impairment of our investment had occurred and that such impairment was other than temporary. Accordingly, we recorded an impairment charge of $1.4 million in December 2002. The amount of the charge was based on the difference between the estimated fair value as determined by our management and our original cost basis in the shares of approximately $1.6 million. If we deem the estimated fair value of the shares of Signature further impaired at the end of any future period, we may incur an additional impairment charge with respect to these shares.

LIQUIDITY AND CAPITAL RESOURCES

To date, we have financed our operations primarily through public and private placements of equity and debt securities, revenue under agreements with third parties and interest income on invested capital. At December 31, 2002, we had cash, cash equivalents and marketable securities in the aggregate of $606.4 million, compared to $650.3 million at December 31, 2001.

Net cash used in our operating activities in 2002 was approximately $5.1 million compared with net cash provided by operating activities of $2.6 million in 2001. The change was primarily due to a net loss in 2002, partially offset by a decrease in interest receivable in 2002 versus an increase in interest receivable in 2001 and the non-cash impairment loss on an investment in 2002. The decrease in net cash provided by our operating activities in 2001 as compared to net cash provided by operating activities of $6.8 million in 2000 was primarily due to an increase in interest receivable and other current assets, partially offset by higher net income in 2001.

Net cash provided by our investing activities in 2002 was $168.8 million compared to net cash used in our investing activities of $316.3 million in 2001. The change in 2002 was primarily the result of an increase in maturities of marketable securities and a decrease in purchases of marketable securities during the period as compared to our maturities and reinvestment activities associated with the purchases of short- and long-term investments in 2001. Capital expenditures in 2002 were primarily related to the purchase of land, renovation of our Plymouth, Minnesota manufacturing facility and development and construction activities for our future manufacturing facility in Brooklyn Park, Minnesota. Capital expenditures in 2001 primarily consisted of equipment purchases and renovation of our Plymouth, Minnesota manufacturing facility. The increase in net cash used in our investing activities in 2001 as compared to net cash used in our investing activities of $118.2 million in 2000 was primarily the result of an increase in the maturities and purchases of marketable securities and the purchase of a convertible note from Exelixis offset by an increase in maturities of marketable securities.

Net cash provided by our financing activities in 2002 was $3.8 million compared to $12.5 million in the 2001 period. The change in 2002 from 2001 was primarily the result of a decrease in the exercise of outstanding stock options. The decrease in net cash provided by our financing activities in 2001 as compared to net cash provided by our financing activities of $515.8 million in 2000 was primarily the result of our sale of $150 million of convertible subordinated notes in February 2000 and our public offering of common stock in the second half of 2000, which raised approximately $343.6 million in net proceeds.

We estimate that our existing capital resources will be sufficient to fund our current level of operations for at least the next few years. Our future capital requirements will depend on numerous factors, including, among others, interest income, royalties from sales of products by third party licensees, including Synagis, Herceptin, Zenapax and Mylotarg; our ability to enter into additional collaborative, humanization, patent license and patent rights agreements; progress of product candidates in clinical trials; the ability of our licensees to obtain regulatory approval and successfully manufacture and market products licensed under our patents; the continued or additional support by our collaborative partners or other third parties of research and development efforts and clinical trials; investment in existing and new research and development programs; time required to gain regulatory approvals; significant resources we will devote to constructing our manufacturing facilities; our ability to obtain and retain funding from third parties under collaborative arrangements; our continued development of internal marketing and sales capabilities; the demand for our potential products, if and when approved; potential acquisitions of technology, product candidates or businesses by us; and the costs of defending or prosecuting any patent opposition or litigation necessary to protect our proprietary technology. In order to develop and commercialize our potential products we may need to raise substantial additional funds through equity or debt financings, collaborative arrangements, the use of sponsored research efforts or other means. No assurance can be given that such additional financing will be available on acceptable terms, if at all, and such financing may only be available on terms dilutive to existing stockholders.

In Fremont, California; Menlo Park, California; Somerville, New Jersey; Plymouth, Minnesota and Paris, France, we occupy leased facilities under agreements that expire in 2006, 2005, 2005, 2009 and 2004, respectively. We also have leased certain office equipment under operating leases.

In September 1999, Fremont Holding L.L.C. (our wholly owned subsidiary) obtained a $10.2 million term loan to purchase our Fremont, California facilities. The loan bears interest at the rate of 7.64% per year amortized over 15 years with principal and interest payable monthly. The loan is secured by our Fremont, California facilities and is subject to the terms and covenants of the loan agreement.

In February 2000, we issued 5.50% Convertible Subordinated Notes due February 15, 2007 with a principal amount of $150 million (the Convertible Notes). The Convertible Notes are convertible at the holders' option into our common stock at a conversion price of $37.75 per share, subject to adjustment as a result of certain events. Interest on the Convertible Notes is payable semiannually in arrears on February 15 and August 15 of each year. The Convertible Notes are unsecured and are subordinated to all our existing and future Senior Indebtedness (as defined in the indenture relating to the Convertible Notes). The Convertible Notes may be redeemed at our option, in whole or in part, beginning on February 15, 2003 at the redemption prices set forth in the Convertible Notes indenture.

In May 2001, we signed a collaborative agreement with Exelixis to discover and develop humanized antibodies for the diagnosis, prevention and treatment of cancer. We agreed to provide Exelixis with $4.0 million in annual research funding through June 1, 2003, and we purchased a $30.0 million five-year note, convertible at our option after the first year of the collaboration into Exelixis common stock. The research funding period will end in June 2003. During the funding period, Exelixis performs certain genetic screens and other research activities intended to identify and validate targets for antibody therapeutics in oncology. We received an exclusive, worldwide license to develop antibodies against certain targets identified by Exelixis that are involved in cell growth, cell death and proliferation. Exelixis has the right to co-fund development of antibodies resulting from the collaboration. Therefore, we recognized the expense of research funding ratably over the periods for which it was performed. For antibody products we develop that Exelixis elects not to co-fund, we have agreed to make specified milestone payments and royalty payments on any product sales.

In connection with the construction of our new commercial manufacturing facility in Brooklyn Park, Minnesota, we have entered into, and will continue to enter into, agreements with third parties for the construction and design of the facility. As of July 2002, we have engaged Fluor Daniel (a division of Fluor Enterprises) to handle the engineering and certain procurement services. Under that agreement, we will owe an aggregate of approximately $13.6 million to be paid in 2003 and 2004. The design and project management work to be completed under this agreement is scheduled for completion in the third quarter of 2003 and the construction support work is scheduled to be completed by the third quarter of 2004. In addition, we have entered into various commitments related to the manufacturing equipment required for the new facility of approximately $6.8 million, which is to be paid in 2003. Additionally, as of September 2002 and October 2002, respectively, we have entered into an interim construction management agreement and a purchasing agreement, respectively, with McGough Construction and are in final negotiations with McGough on agreements for the construction management and certain construction services for the facility. Under those agreements, we will owe an estimated aggregate of approximately $93 million to be paid in 2003 and 2004. The facility construction is scheduled to be completed in 2004.

Our material contractual obligations under lease, debt, construction and research funding agreements for the next five years and thereafter as of December 31, 2002 are as follows:

(In thousands)	PAYMENTS DUE BY PERIOD				
CONTRACTUAL OBLIGATIONS [1]	LESS THAN 1 YEAR	1-3 YEARS	4-5 YEARS	AFTER 5 YEARS	TOTAL
Operating leases	$ 1,462	$ 2,285	$ 1,583	$ 891	$ 6,221
Long-term debt	1,139	2,278	2,278	7,783	13,478
Convertible debentures	8,250	16,500	162,375	—	187,125
Research funding	1,000	—	—	—	1,000
Construction contracts	81,293	31,934	—	—	113,227
Total contractual cash obligations	$ 93,144	$ 52,997	$166,236	$ 8,674	$321,051

[1] This table does not include (a) any milestone payments from us to third parties which may become payable under research collaborations or license agreements as the timing and likelihood of such payments are not known, (b) any royalty payments from us to third parties as the amounts of such payments and/or likelihood of such payments are not known and (c) contracts that are entered into in the ordinary course of business which are not material in the aggregate in any period presented above.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 143, "Accounting for Asset Retirement Obligations" (FAS 143). FAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Company is in the process of assessing the effect of adopting FAS 143, which will be effective for the Company's year ending December 31, 2003.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (FAS 146), which provides guidance related to accounting for costs associated with disposal activities covered by FAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" or with exit or restructuring activities previously covered by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." FAS 146 supersedes EITF Issue No. 94-3 in its entirety. FAS 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. FAS 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. Our adoption of FIN 45 did not have a material impact on our results of operations and financial position.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure" (FAS 148). FAS 148 amends FAS 123 "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The additional disclosure requirements of FAS 148 are effective for fiscal years ending after December 15, 2002. We have elected to continue to follow the intrinsic value method of accounting as prescribed by Accounting Principles Board Opinion No. 25 (or APB 25), "Accounting for Stock Issued to Employees," to account for employee stock options and have made the appropriate disclosures in accordance with FAS 148.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A variable interest entity is a corporation, partnership, trust, or any other legal structures used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN 46 is not expected to have a material impact on our results of operations and financial position, because we do not have any transactions involving variable interest entities.

MARKET RISKS

Interest Rate Risk

We maintain a non-trading investment portfolio of investment grade, highly liquid, debt securities which limits the amount of credit exposure to any one issue, issuer, or type of instrument. We do not use derivative financial instruments for speculative or trading purposes. We hold a $30.0 million five-year convertible note receivable purchased from Exelixis, Inc. in May 2001. Accounting rules require the conversion feature of some convertible notes to be separated from the debt agreement in which the conversion feature is contained and accounted for as a derivative instrument, and therefore reflected in the note purchaser's financial statements based upon the fair market value of the stock into which the note is convertible. Due in part to the number of shares into which this note receivable would currently convert and the average daily trading volume of Exelixis stock, the Exelixis note is not currently considered a derivative instrument and, therefore, changes in the market value of Exelixis stock are not required to be recorded in our financial statements. However, a significant increase in the average daily trading volume of Exelixis stock, or changes or interpretations in accounting principles could require us to report the value of the Exelixis stock in our financial statements. Such a requirement could cause us to include changes in the Exelixis stock price on a quarterly basis and would contribute to fluctuation in our operating results from quarter to quarter.

The securities in our investment portfolio are not leveraged and are classified as available-for-sale and therefore are subject to interest rate risk. We do not currently hedge interest rate exposure. If market interest rates were to increase by 100 basis points from December 31, 2002 levels, the fair value of the portfolio would decline by approximately $3.4 million. The modeling technique used measures the change in fair values arising from an immediate hypothetical shift in market interest rates and assumes ending fair values include principal plus accrued interest.

As of December 31, 2002, the aggregate fair values of our long-term debt and convertible subordinated notes were approximately $9.7 million and $123.0 million, respectively. The long-term debt bears interest at a fixed rate of 7.64% and the convertible subordinated notes bear interest at a fixed rate of 5.50%. These obligations are subject to interest rate risk because the fixed interest rates under these obligations may exceed current interest rates.

The following table presents information about the Company's debt obligations that are sensitive to changes in interest rates. The table presents principal amounts and related weighted average interest rates by year of expected maturity for the Company's debt obligations. Our convertible notes may be converted to common stock prior to the maturity date.

(In thousands)

LIABILITIES	2003	2004	2005	2006	2007	THEREAFTER	TOTAL	FAIR VALUE
Long-term debt, including current portion								
Fixed rate	$ 466	$ 502	$ 543	$ 587	$ 635	$ 6,159	$ 8,892	$ 9,700*
Average interest rate	7.64 %	7.64 %	7.64 %	7.64 %	7.64 %	7.64 %	7.64 %	
Convertible subordinated notes								
Fixed rate	$ —	$ —	$ —	$ —	$150,000	$ —	$150,000	$123,000
Average interest rate	5.50 %	5.50 %	5.50 %	5.50 %	5.50 %	5.50 %	5.50 %	

* The fair value of the remaining payments under the loan is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

Foreign Currency Risk

As we have operations outside of the United States, our financial results could be affected by changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we operate. To date, our foreign operations have not been significant to our results of operations and financial condition; therefore, our current foreign currency risk is minimal.

CONSOLIDATED BALANCE SHEETS

(In thousands, except par value per share)	DECEMBER 31, 2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	**$287,730**	$120,268
Marketable securities	**318,680**	530,047
Other current assets	**7,432**	4,144
Total current assets	**613,842**	654,459
Land, property and equipment, net	**70,802**	42,111
Other assets	**3,174**	3,328
Convertible note receivable	**30,000**	30,000
Total assets	**$717,818**	$729,898
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 1,628**	$ 1,249
Accrued compensation	**2,520**	2,000
Accrued clinical trial costs	**2,327**	2,588
Accrued interest	**3,071**	3,071
Other accrued liabilities	**4,576**	3,123
Deferred revenue	**38**	100
Current portion of long-term debt	**466**	432
Total current liabilities	**14,626**	12,563
Convertible subordinated notes	**150,000**	150,000
Long-term debt	**8,426**	8,892
Total liabilities	**173,052**	171,455
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, par value $0.01 per share, 10,000 shares authorized; no shares issued and outstanding	—	—
Common stock, par value $0.01 per share, 250,000 shares authorized; 89,179 and 88,499 issued and outstanding at December 31, 2002 and December 31, 2001, respectively	**892**	885
Additional paid-in capital	**628,292**	624,094
Accumulated deficit	**(90,477)**	(75,923)
Accumulated other comprehensive income	**6,059**	9,387
Total stockholders' equity	**544,766**	558,443
Total liabilities and stockholders' equity	**$717,818**	$729,898

See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)	YEARS ENDED DECEMBER 31.		
	2002	2001	2000
Revenues:			
Royalties	**$ 40,421**	$ 30,604	$ 19,189
License and other	**5,952**	13,796	21,220
Total revenues	**46,373**	44,400	40,409
Costs and expenses:			
Research and development	**57,978**	52,163	42,330
General and administrative	**19,093**	15,724	12,109
Total costs and expenses	**77,071**	67,887	54,439
Operating loss	**(30,698)**	(23,487)	(14,030)
Interest income	**25,978**	35,135	22,647
Interest expense	**(8,426)**	(8,989)	(7,965)
Impairment loss on investment	**(1,366)**	—	—
Income (loss) before income taxes	**(14,512)**	2,659	652
Provision for income taxes	**42**	12	5
Net income (loss)	**$(14,554)**	$ 2,647	$ 647
Net income (loss) per share:			
Basic	**$ (0.16)**	$ 0.03	$ 0.01
Diluted	**$ (0.16)**	$ 0.03	$ 0.01
Shares used in computation of net income (loss) per share:			
Basic	**88,865**	87,624	80,904
Diluted	**88,865**	92,889	88,562

See accompanying notes

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except per share and shares of common stock data)	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL
Balance at December 31, 1999	77,127,036	$ 772	$ 245,233
Follow-on public offering of common stock at $59.2187 per share (net of underwriters discount of $18,103 and offering expenses of approximately $500)	6,116,000	61	343,517
Issuance of common stock under employee benefit plans	3,910,264	39	22,504
Balance at December 31, 2000	87,153,300	872	611,254
Issuance of common stock under employee benefit plans	1,346,001	13	12,840
Balance at December 31, 2001	88,499,301	885	624,094
Issuance of common stock under employee benefit plans	679,566	7	4,198
Balance at December 31, 2002	**89,178,867**	**$ 892**	**$ 628,292**

(In thousands, except per share and shares of common stock data)	ACCUMULATED DEFICIT	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL STOCKHOLDERS' EQUITY
Balance at December 31, 1999	$ (79,217)	$ (2,045)	$ 164,743
Follow-on public offering of common stock at $59.2187 per share (net of underwriters discount of $18,103 and offering expenses of approximately $500)	—	—	343,578
Issuance of common stock under employee benefit plans	—	—	22,543
Comprehensive income:			
Net income	647	—	647
Unrealized gain on securities	—	2,633	2,633
Total comprehensive income			3,280
Balance at December 31, 2000	(78,570)	588	534,144
Issuance of common stock under employee benefit plans	—	—	12,853
Comprehensive income:			
Net income	2,647	—	2,647
Unrealized gain on securities	—	8,799	8,799
Total comprehensive income			11,446
Balance at December 31, 2001	(75,923)	9,387	558,443
Issuance of common stock under employee benefit plans	—	—	4,205
Comprehensive loss:			
Net loss	(14,554)	—	(14,554)
Unrealized loss on securities	—	(3,328)	(3,328)
Total comprehensive loss			(17,882)
Balance at December 31, 2002	**$ (90,477)**	**$ 6,059**	**$ 544,766**

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31,		
(In thousands, except per share data)	2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	**$(14,554)**	$ 2,647	$ 647
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	**5,441**	4,782	3,570
Amortization of convertible notes offering costs	**721**	721	628
Impairment loss on investment	**1,366**	—	—
Changes in assets and liabilities:			
Interest receivable	**3,904**	(4,522)	(1,920)
Other current assets	**(3,336)**	(2,164)	4,739
Other assets	**(643)**	105	(4,233)
Accounts payable	**379**	187	185
Accrued liabilities	**1,713**	2,187	4,031
Deferred revenue	**(62)**	(1,355)	(820)
Total adjustments	**9,483**	(59)	6,180
Net cash provided by (used in) operating activities	**(5,071)**	2,588	6,827
Cash flows from investing activities:			
Purchases of marketable securities	**(79,954)**	(485,483)	(129,821)
Maturities of marketable securities	**283,500**	207,885	15,000
Purchases of convertible note	—	(30,000)	—
Purchase of land, property and equipment	**(34,786)**	(8,716)	(3,355)
Net cash provided by (used in) investing activities	**168,760**	(316,314)	(118,176)
Cash flows from financing activities:			
Proceeds from issuance of capital stock, net of issuance costs	**4,205**	12,853	366,121
Proceeds from issuance of convertible notes	—	—	150,000
Payments on long-term debt	**(432)**	(400)	(369)
Net cash provided by financing activities	**3,773**	12,453	515,752
Net increase (decrease) in cash and cash equivalents	**167,462**	(301,273)	404,403
Cash and cash equivalents at beginning of year	**120,268**	421,541	17,138
Cash and cash equivalents at end of year	**$287,730**	$120,268	$421,541
Supplemental cash flow data:			
Cash paid during the year for interest	**$ 8,957**	$ 8,989	$ 4,894
Non-cash activities:			
Exchange of assets for third party preferred stock	**$ 1,290**	$ —	$ —

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Protein Design Labs, Inc. is a biotechnology company engaged in the development of humanized antibodies to prevent or treat various disease conditions. PDL currently has antibodies under development for autoimmune and inflammatory conditions, asthma and cancer. PDL holds fundamental patents for its antibody humanization technology.

Principles of Consolidation

The consolidated financial statements include the accounts of Protein Design Labs, Inc. and its wholly-owned subsidiaries, Fremont Holding L.L.C., Fremont Management, Inc. and PDL France SAS, after elimination of inter-company accounts and transactions.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the current presentation, including royalty revenue, license and other revenue and interest income.

Cash Equivalents, Marketable Securities and Concentration of Credit Risk

We consider all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. We place our cash and marketable debt securities with high-credit-quality financial institutions and in securities of the U.S. government, U.S. government agencies and U.S. corporations and, by policy, limit the amount of credit exposure in any one financial instrument. To date, we have not experienced credit losses on investments in these instruments.

Revenue Recognition

We currently recognize three types of revenues resulting from the licensing and use of our technology, and from services we sometimes perform in connection with the licensed technology. These revenues are typically derived from our proprietary patent portfolio covering the humanization of antibodies for use in drug development and production. Revenues, and their respective treatment for financial reporting purposes, are as follows:

Upfront and License Maintenance Fees

We generally recognize revenue from upfront fees when the agreement is signed, we have completed the earnings process and we have no ongoing performance obligation with respect to the arrangement. Revenues recognized from upfront fees typically relate to patent license and patent rights agreements.

- Under patent license agreements, the licensee typically obtains a non-exclusive license to our patents. In this arrangement, the licensee is responsible for all of the development work on its product. The licensee has the technical ability to perform the humanization of the antibody it is developing using our patented technology, but needs to obtain a license from us to avoid infringing our patents. We have no future performance obligations under these agreements.
- Under patent rights agreements, licensees currently purchase a research patent license, in exchange for an upfront fee, and a right to obtain, in exchange for consideration separate from the upfront fee, patent licenses for commercial purposes for a specified number of drug targets to be designated by the licensee subsequent to execution of the agreement. All of the research is performed by the licensee, and therefore, upon delivery of the patent rights agreement, the earnings process is complete and we have no further performance obligations with respect to the research patent license and the grant of the right to obtain commercial patent licenses. Subsequent to execution of the agreement, the licensee has the right to purchase patent licenses to certain designated targets, for which the licensee pays separate consideration at a later date. Such consideration is recognized upon exercise of such right, execution and delivery of the associated patent license agreement and when payment is reasonably assured.

- Under our humanization agreements, at times referred to in our previous filings as research and development agreements, the licensee typically pays an upfront fee for us to humanize an antibody. These upfront fees are recognized on a percent completion basis, as the humanization work is performed, which is typically over three to six months.
- Under patent license agreements and humanization agreements, we may also receive annual license maintenance fees, payable at the election of the licensee to maintain the license in effect. We have no performance obligations with respect to such fees. Maintenance fees are recognized as they are due and when payment is reasonably assured.

Milestone Payments

Certain agreements include milestone payments which are recognized as revenue when earned as part of a multi-element arrangement. Each element of the contract represents a separate earnings process and as such we recognize milestone amounts when the associated earnings process is complete and, to the extent the milestone amount relates to our performance obligation, when our customer confirms that we have met the requirements under the terms of the agreement and when payment is reasonably assured. Generally, there are three types of agreements under which a customer would owe us a milestone payment:

- Humanization agreements provide for the payment of certain milestones to us after the completion of services to perform the humanization process. These milestones include delivery of a humanized antibody meeting a certain binding affinity and, at the customer's election, delivery of a cell line meeting certain criteria described in the original agreement. We recognize these milestones when we have no further performance obligations with respect to that milestone and the funding party confirms that the milestone stipulated in the agreement has been met.
- Patent license agreements and humanization agreements sometimes require our customers to make milestone payments to us when they achieve certain progress, such as FDA approval, with respect to the customer's product. Because we have no obligations with respect to any of this activity, we record these milestone payments as revenue when received and we have confirmed that the milestone has been achieved.
- We may also receive certain milestone payments in connection with licensing technology to or from our partners, such as product licenses. Under these agreements, our partners may make milestone payments to us when we or they achieve certain levels of development with respect to the licensed technology. These fees are recognized when we have no further performance obligations with respect to the applicable milestone and it is confirmed that the milestone stipulated in the agreement has been met.

Royalties

Under some of our agreements, we also receive royalty payments based upon our licensees' net sales of products. Generally, we receive royalty reports from such licensees approximately one quarter in arrears; that is, generally at the end of the second month of the quarter after the licensee has sold the royalty-bearing product. We recognize royalty revenues when we can reliably estimate such amounts and collectibility is reasonably assured. Accordingly, we have adopted an accounting policy of recording the royalty revenue in the quarter it is reported to us (i.e., generally revenue is recognized one quarter following the quarter in which sales occurred). The majority of the Company's revenues were earned in the United States. Royalty revenues from MedImmune in 2002, 2001 and 2000 accounted for 41%, 33% and 24% of our total revenues, respectively. Royalty revenues from Genentech in 2002, 2001 and 2000 accounted for 38%, 27% and 19% of our total revenues, respectively.

Clinical Trial Expenses

Our cost accruals for clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with numerous clinical trial centers and clinical research organizations. In the normal course of business we contract with third parties to perform various clinical trial activities in the on-going development of potential drugs. The financial terms of these agreements are subject to negotiation and variation from contract to contract and may result in uneven payment flows. Payments under the contracts depend on factors such as the achievement of certain events, the successful accrual of patients, the completion of portions of the clinical trial, or similar conditions. The objective of our accrual policy is to match the recording of expenses in our financial statements to the actual cost of services received and efforts expended. As such, expenses related to each patient enrolled in a clinical trial are recognized ratably beginning upon entry into the trial and over the course of the patients continued participation in the trial. In the event of early termination of a clinical trial, we accrue an amount based on our estimate of the remaining non-cancelable obligations associated with the winding down of the clinical trial. Our estimates and assumptions could differ significantly from the amounts which may actually be incurred.

Research and Development

Major components of research and development expenses consist of personnel costs, including salaries and benefits, clinical development performed by us and contract research organizations, preclinical work, pharmaceutical development, materials and supplies, third party research funding and overhead allocations consisting of various administrative and facilities related costs. All research and development costs are charged to expense as incurred.

Net Income (Loss) Per Share

In accordance with Financial Accounting Standards Board (FASB) Statement No. 128, "Earnings Per Share", basic and diluted net income (loss) per share amounts have been computed using the weighted average number of shares of common stock outstanding during the periods presented. The calculation of diluted net income per share also includes the dilutive effect of outstanding stock options in 2001 and 2000, but does not include the effect of outstanding convertible notes because the assumed conversion of these notes would be anti-dilutive. We incurred a net loss for the year ended December 31, 2002, and as such, we did not include the effect of outstanding stock options or outstanding convertible notes in the diluted net loss per share calculation, as their effect would be anti-dilutive.

The following is a reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations for the periods presented below:

	YEARS ENDED DECEMBER 31,		
(In thousands, except basic and diluted net income (loss) per share)	2002	2001	2000
Numerator:			
Net income (loss)	**$(14,554)**	$ 2,647	$ 647
Denominator:			
Basic net income (loss) per share — weighted-average shares	**88,865**	87,624	80,904
Dilutive potential common shares — stock options	—	5,265	7,658
Denominator for diluted net income (loss) per share	**88,865**	92,889	88,562
Basic net income (loss) per share	**$ (0.16)**	$ 0.03	$ 0.01
Diluted net income (loss) per share	**$ (0.16)**	$ 0.03	$ 0.01

The total number of shares excluded from the calculations of diluted net income (loss) per share for outstanding convertible notes was 3,974,000 in 2002, 2001 and 2000. The total number of shares excluded from the calculation of diluted net loss per share for stock options was 12,310,000 in 2002, 5,263,000 in 2001 and 1,917,000 in 2000. Such securities, had they been dilutive, would have been included in the computations of diluted net income (loss) per share.

Comprehensive Income (Loss)

In accordance with FASB Statement No. 130, "Reporting Comprehensive Income", we are required to display comprehensive income (loss) and its components as part of our complete set of financial statements. Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes certain changes in equity that are excluded from our net income (loss), specifically, the unrealized gains and losses on our holdings of available-for-sale securities. Comprehensive income (loss) for the years ended December 31, 2002, 2001 and 2000 is reflected in the Statements of Stockholders' Equity.

Stock-Based Compensation

At December 31, 2002, we had six stock-based employee compensation plans, which are described more fully in Note 6. We account for our plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in net income (loss), as all options granted under our plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and earnings (loss) per share if we had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation, as amended by FAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure* to stock-based employee compensation.

	YEARS ENDED DECEMBER 31,		
(In thousands, except per share data)	2002	2001	2000
Net income (loss), as reported	**$(14,554)**	$ 2,647	$ 647
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(11,842)**	(38,939)	(13,300)
Pro forma net (loss)	**$(26,396)**	$(36,292)	$(12,653)
Net income (loss) per share:			
Basic — as reported	**$ (0.16)**	$ 0.03	$ 0.01
Basic — pro forma	**$ (0.30)**	$ (0.41)	$ (0.16)
Diluted — as reported	**$ (0.16)**	$ 0.03	$ 0.01
Diluted — pro forma	**$ (0.30)**	$ (0.41)	$ (0.16)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in each of 2002, 2001 and 2000, respectively: (a) no dividends; (b) expected volatility of 87%, 98% and 145%; (c) weighted-average risk-free interest rates of 3.91%, 4.72% and 6.14%; and (d) expected lives of 5 years.

Segment and Concentrations Disclosure

In accordance with FASB Statement No. 131, "Disclosure About Segments of an Enterprise and Related Information," we are required to report operating segments and related disclosures about our products, services, geographic areas and major customers. We have no significant product revenue and have only one segment with facilities primarily within the U.S.

Derivative Instruments and Hedging Activities

In accordance with FASB issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities," we are required to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We do not use or hold derivatives and therefore there is no effect on the results of operations or the financial position of the Company.

Foreign Currency Translation

We use the U.S. dollar as our functional currency for our U.S. operations as well as the operations of our French subsidiary.

Impairment Loss on Investment

In January 2002, we sold the assets of our small molecule group to Signature BioScience, Inc. (Signature), a privately held drug discovery company, in exchange for 523,952 shares of Signature convertible preferred stock. The stock received was recorded at the net book value of the assets sold plus transaction costs incurred, which approximated $1.3 million. In conjunction with this transaction, in December 2002, we accrued an additional $0.2 million payable to Signature in connection with cash retention bonuses to designated key employees still employed by Signature after one year. Pursuant to the terms of the agreement, in exchange for these bonus payments we received in early 2003 an additional 149,701 shares of Signature convertible preferred stock, which was recorded as an increase in the carrying value of the preferred stock. Since the shares we received are not publicly traded, the value of the shares is difficult to estimate. As of December 31, 2002, we estimated that the fair value of our shares owned and to be received in early 2003 had declined to $150,000 and that an impairment of our investment had occurred and that such impairment was other than temporary. Accordingly, we recorded an impairment charge of $1.4 million in December 2002. The amount of the charge was based on the difference between the estimated fair value as determined by our management and our original cost basis in the shares of approximately $1.6 million. If we deem the estimated fair value of the shares of Signature further impaired at the end of any future period, we may incur an additional impairment charge with respect to these shares.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of management's estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. For example, our cost accruals for clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with numerous clinical trial centers and clinical research organizations. See our "Clinical Trial Expenses" policy above. In addition, funded research and development paid to third parties is expensed on a straight-line basis over the period of performance. Our estimates and assumptions could differ significantly from the amounts which may actually be incurred.

Land, Property and Equipment

Land, property and equipment are stated at cost less accumulated straight-line depreciation and amortization and consist of the following:

(In thousands)	DECEMBER 31, 2002	2001
Land	**$ 10,743**	$ 6,790
Buildings and improvements	**22,198**	22,001
Leasehold improvements	**6,691**	3,181
Laboratory and manufacturing equipment	**20,604**	19,866
Construction in-process	**26,754**	5,910
Computer and office equipment	**6,621**	4,465
Furniture and fixtures	**2,058**	1,633
	95,669	63,846
Less accumulated depreciation and amortization	**(24,867)**	(21,735)
Total	**$ 70,802**	$ 42,111

Depreciation and amortization expense for 2002, 2001 and 2000 were $4.9 million, $4.3 million and $3.7 million, respectively.

Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Buildings and improvements	15 to 30 years
Leasehold improvements	Term of lease
Laboratory and manufacturing equipment	7 years
Computer and office equipment	3 years
Furniture and fixtures	7 years

Capitalization of Interest Cost

We capitalized a portion of our interest on borrowings in connection with the renovation of our existing manufacturing facilities and the development and construction activities for our future manufacturing facility. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets. Interest of $0.5 million was capitalized for the year ended December 31, 2002. No interest was capitalized in 2001 and 2000.

Recent Accounting Pronouncements

In August 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations" (FAS 143). FAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Company is in the process of assessing the effect of adopting FAS 143, which will be effective for the Company's year ending December 31, 2003.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (FAS 146), which provides guidance related to accounting for costs associated with disposal activities covered by Statement No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" or with exit or restructuring activities previously covered by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." FAS 146 supersedes EITF Issue No. 94-3 in its entirety. FAS 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. FAS 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. Our adoption of FIN 45 did not have a material impact on our results of operations and financial position.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock Based Compensation — Transition and Disclosure" (FAS 148). FAS 148 amends FAS 123 "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The additional disclosure requirements of FAS 148 are effective for fiscal years ending after December 15, 2002. We have elected to continue to follow the intrinsic value method of accounting as prescribed by Accounting Principles Board Opinion No. 25 (or APB 25), "Accounting for Stock Issued to Employees" to account for employee stock options and have made disclosures in accordance with FAS 148.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A variable interest entity is a corporation, partnership, trust, or any other legal structures used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN 46 is not expected to have a material impact on our results of operations and financial position, because we do not have any transactions involving variable interest entities.

2. COLLABORATIVE, HUMANIZATION AND PATENT LICENSING ARRANGEMENTS

Roche. In October 1999, we agreed with Roche to replace the 1989 agreements with new agreements under which we assumed worldwide responsibility for the clinical development of daclizumab (marketed for prevention of kidney transplant rejection as Zenapax) for the potential treatment of autoimmune diseases, later amended to include asthma. Roche retained exclusive worldwide rights to Zenapax for non-autoimmune diseases and is continuing to market Zenapax for the prevention of kidney transplant rejection. In return for undertaking clinical development in autoimmune indications, we will receive a significant share of Zenapax revenues from sales for autoimmune indications, either from our own marketing efforts or from revenue sharing with Roche.

In the U.S. and Canada, we will have the right to market daclizumab in potential new autoimmune indications and will pay for these activities from our share of revenues. In Europe and certain other countries, Roche may choose to market daclizumab in autoimmune indications. In this case, we will receive a substantial portion of daclizumab revenue from these indications. For countries and indications for which Roche elects not to market, we will receive an exclusive license to market daclizumab and pay Roche a small royalty.

GlaxoSmithKline plc. In September 1999, we signed agreements with SmithKline Beecham, now GlaxoSmithKline, involving two humanized antibodies for the possible treatment of asthma.

We obtained a license to GlaxoSmithKline's humanized anti-IL-4 antibody and granted an exclusive license under our antibody humanization patents to GlaxoSmithKline for its humanized anti-IL-5 antibody. We also granted GlaxoSmithKline options to obtain non-exclusive licenses under these patents for up to three additional antibodies. These arrangements with GlaxoSmithKline illustrate our ability to leverage our patent portfolio to obtain rights to a potentially important product.

We have completed Phase I and Phase I/II clinical trials for the humanized anti-IL-4 antibody and are conducting a Phase II trial in asthma patients. We will be entitled to exclusive, worldwide development, marketing and sales rights to the anti-IL-4 antibody unless GlaxoSmithKline pays a fee to acquire marketing rights at the end of a specified, larger Phase II trial. If GlaxoSmithKline decides to participate in the further development of the antibody, we will share future development costs and profits at a pre-agreed ratio. We also may receive co-promotion rights in the U.S.

Exelixis, Inc. In May 2001, we signed a collaborative agreement with Exelixis to discover and develop humanized antibodies for the diagnosis, prevention and treatment of cancer. We agreed to provide Exelixis with $4.0 million in annual research funding for two or more years, and we purchased a $30.0 million five-year note convertible after the first year of the collaboration into Exelixis common stock. We received an exclusive, worldwide license to develop antibodies against certain targets identified by Exelixis that are involved in cell growth, cell death and proliferation. Exelixis has the right to co-fund development of antibodies resulting from the collaboration. Therefore we recognized the expense of research funding ratably over the periods for which it is performed. As of December 31, 2002, we have provided $7.0 million in research funding to Exelixis of which we expensed $4.0 million in 2002 and $2.3 million in 2001. For antibody products we develop that Exelixis elects not to co-fund, we have agreed to make specified milestone payments and royalty payments on any product sales. We have notified Exelixis that we will not extend the research funding beyond the original two years.

Igeneon AG. In July 2002, we signed an agreement with Igeneon AG, a European biotechnology company focused on cancer immunotherapies, for exclusive worldwide rights to develop and market HuABL364, a humanized antibody against the Lewis Y antigen. We received a licensing fee and milestone payments and may receive additional milestone payments and royalties on any product sales generated by the antibody.

Humanization and Patent Licensing Arrangements

Wyeth. In December 1996, we entered into an agreement with Genetics Institute, now a wholly owned subsidiary of Wyeth, to initially humanize three mouse antibodies that regulate an immune system pathway. To date, we have received a $2.5 million licensing and signing fee and three milestone payments. We are entitled to royalties on any product sales. We also received an option to co-promote the products in North America under certain conditions.

Genentech, Inc. In September 1998, we entered into an agreement covering patent rights under our humanization patents and under Genentech patents relating to antibody engineering. Genentech paid us a $6.0 million fee, and we paid Genentech a $1.0 million fee. Each company can obtain up to six licenses for humanized antibodies upon payment of an additional fee of at least $1.0 million per antibody, as well as royalties on any product sales. The number of licensed antibodies may be increased and the term of the agreement extended upon payment of additional fees. In November 1998, Genentech exercised certain of its rights under the agreement and obtained a nonexclusive license for Herceptin. Genentech paid us a $1.0 million licensing and signing fee and we currently receive royalties on Herceptin sales.

Progenics Pharmaceuticals, Inc. In April 1999, we entered into an agreement to humanize PRO 140, Progenics' novel anti-CCR5 monoclonal antibody that inhibits HIV replication in the laboratory. Progenics paid us a licensing and signing fee, has paid a milestone payment, and has agreed to make additional payments upon the achievement of specified milestones and to pay royalties on any sales of the antibody.

Fujisawa Pharmaceuticals Co. In June 1999, we entered into a research agreement with Fujisawa to engineer certain antibodies targeted to the treatment of inflammatory and immunologically based disorders. The engineering included the use of our patented modification of the constant region of certain types of antibodies. In February 2000, we entered into an agreement to humanize one of these antibodies. Fujisawa paid us a $1.5 million licensing and signing fee. We have received milestone payments and are entitled to receive annual maintenance fees and royalties on any product sales.

Celltech Group plc. In December 1999, we entered into a patent rights agreement with Celltech covering specified patents relating to humanized monoclonal antibodies. Under the agreement, Celltech paid us a $3.0 million fee for the right to obtain worldwide licenses under our antibody humanization patents for up to three Celltech antibodies. We paid Celltech a fee for the right to obtain worldwide licenses under Celltech's antibody humanization patent for up to three of our antibodies. When a license is taken by either company, the other will be entitled to an additional license fee. Each company will pay royalties to the other on any sales of licensed antibodies. In December 2001, Celltech obtained, pursuant to the exercise of certain of its rights under the agreement, a nonexclusive license for antibodies directed to tumor necrosis factor-alpha.

Tanox, Inc. In March 2000, we entered into a patent rights agreement with Tanox under our humanization patents. Tanox paid us a $2.5 million fee, which reflected a $1.5 million credit for a fee Tanox previously paid to us for a patent license for an antibody which was incorporated into this agreement. Tanox can obtain up to four patent licenses for humanized antibodies upon payment of an additional fee of at least $1.0 million per antibody, as well as royalties on any product sales.

Eli Lilly and Company. In August and September 2000, we entered into two agreements to humanize antibodies for Lilly. Lilly paid us signing and licensing fees of $1.7 million and $1.36 million, has made milestone payments and has agreed to pay royalties on any sales of the humanized antibodies.

InterMune Pharmaceuticals, Inc. In November 2000, we entered into an agreement to humanize an antibody targeted to the bacteria *Pseudomonas aeruginosa* for InterMune. InterMune paid us a signing and licensing fee, a milestone payment, and has agreed to make additional payments upon the achievement of specified milestones and to pay royalties on any sales of the humanized antibody.

Millennium Pharmaceuticals, Inc. In March 2001, we entered into a patent rights agreement with Millennium under our humanization patents for which they paid us an upfront fee. Millennium can obtain up to three patent licenses for humanized antibodies upon payment of additional fees, as well as royalties on any product sales. The term of the agreement may be extended upon payment of additional fees.

MedImmune, Inc. In December 2002, we entered into a patent rights agreement with MedImmune under our humanization patents for which they paid us an upfront fee. MedImmune can obtain up to three patent licenses for humanized antibodies upon payment of additional fees, as well as royalties on any product sales. MedImmune can obtain rights to obtain up to three additional patent licenses upon payment of additional fees.

Other Patent License Agreements. We have entered into patent license agreements with numerous other companies that are independently developing humanized antibodies, including Biogen, Chugai, Elan Pharmaceuticals, IDEC Pharmaceuticals, Medarex, Merck KgaA and Sankyo. In each license agreement, we granted a worldwide, exclusive or nonexclusive license under our patents to the other company for antibodies to a specific target antigen. In general, we received a licensing and signing fee and the right to receive annual maintenance fees and royalties on any product sales. Under some of these agreements, we also may receive milestone payments. We have also entered into agreements to use our technology to humanize antibodies for other companies, including Ajinomoto, Mochida Pharmaceutical, Teijin, and Yamanouchi Pharmaceutical. In general, we received a licensing and signing fee and the right to receive additional payments upon the achievement of certain milestones and royalties on any product sales.

3. ACCRUED LIABILITIES

At December 31, 2002 and 2001 other accrued liabilities consisted of the following:

(In thousands)	2002	2001
Royalty expense	**$ 385**	$ 98
Patent legal expense	**230**	176
Construction in-process	**1,893**	313
Other	**2,068**	2,536
Total	**$ 4,576**	$ 3,123

4. COMMITMENTS

We occupy leased facilities under agreements that expire in 2004, 2005 and 2009. We also have leased certain office equipment under operating leases. Rental expense under these arrangements totaled approximately $1.3 million, $0.9 million, and $1.6 million for the years ended December 31, 2002, 2001 and 2000, respectively.

The total future minimum non-cancelable payments under these operating lease agreements are approximately as follows:

YEAR ENDING DECEMBER 31,	(In thousands)
2003	$1,462
2004	1,335
2005	950
2006	835
2007	748
Thereafter	891
Total	$6,221

5. SHORT- AND LONG-TERM INVESTMENTS

We invest our excess cash balances primarily in short-term and long-term marketable debt securities. These securities are classified as available-for-sale. Available-for-sale securities are carried at estimated fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss) in stockholders' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. The cost of securities sold is based on the specific identification method, when applicable.

The following is a summary of available-for-sale securities. Estimated fair value is based upon quoted market prices for these or similar instruments.

(In thousands)	AVAILABLE-FOR-SALE-SECURITIES COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
December 31, 2002				
Securities of the U.S. Government and its agencies maturing:				
within 1 year	$ 50,935	$ 556	$ —	$ 51,491
between 1–3 years	121,257	1,933	—	123,190
U.S. corporate debt securities maturing:				
within 1 year	110,116	2,444	—	112,560
between 1–3 years	30,313	1,126	—	31,439
Total marketable debt securities	$ 312,621	$ 6,059	$ —	$ 318,680
December 31, 2001				
Securities of the U.S. Government and its agencies maturing:				
within 1 year	$ 10,051	$ 320	$ —	$ 10,371
between 1–3 years	364,359	4,648	(421)	368,586
U.S. corporate debt securities maturing:				
within 1 year	5,112	99	—	5,211
between 1–3 years	141,138	4,741	—	145,879
Total marketable debt securities	$ 520,660	$ 9,808	$ (421)	$ 530,047

During 2002, 2001 and 2000, there were no realized gains or losses on the sale of available-for-sale securities, as all securities liquidated in each of these years were held to maturity.

6. STOCKHOLDERS' EQUITY

Stock Split

On August 22, 2000 and October 9, 2001, we effected two-for-one stock splits of our common stock, each in the form of a dividend of one share of Protein Design Labs, Inc. common stock for each share held at the close of business on August 1, 2000 and September 18, 2001, respectively. Our stock began trading on a split-adjusted basis in 2000 as of August 23, 2000 and in 2001 as of October 10, 2001. The share and per share amounts in the accompanying financial statements and notes reflect the effect of these stock splits.

Common Stock Reserved for Future Issuance

Shares of common stock of the Company reserved for future issuance at December 31, 2002 were as follows:

(In thousands)	
All stock option plans	20,650
Employee Stock Purchase Plan	1,183
Convertible debt	3,974
Total	25,807

Stock Option Plans

1991 Stock Option Plan

In December 1991, the Board of Directors adopted the 1991 Stock Option Plan (1991 Plan). We reserved 16,000,000 shares of common stock for the grant of options under the 1991 Plan. At December 31, 2002, options to purchase 3,458,695 shares were outstanding under the 1991 Plan at prices ranging from $3.41 to $21.02. Options granted under the 1991 Plan generally vest at the rate of 25% at the end of the first year, with the remaining balance vesting monthly over the next three years in the case of employees, and ratably over two or five years in the case of advisors and consultants. In the past, we have granted stock options to a limited number of non-employees (other than non-employee members of the Board of Directors). The compensation expense associated with these options was immaterial in all years presented.

At the 1999 Annual Meeting of Stockholders, stockholders approved the 1999 Stock Option Plan, including a provision whereby upon termination of the 1991 Plan, any shares remaining available for grant or which subsequently become available upon the termination of options outstanding under the 1991 Plan, if any, will be added automatically to the 1999 Stock Option Plan. As of December 31, 2002, 2,062,126 shares have been transferred to the 1999 Stock Option Plan.

Outside Directors' Stock Option Plan

In February 1992, the Board of Directors adopted the Outside Directors' Stock Option Plan (Directors' Plan). We reserved 800,000 shares of common stock for the grant of options under the Directors' Plan. Through December 31, 2002, the Company granted options to purchase 660,000 shares at exercise prices ranging from $1.81 to $11.22 per share, of which 100,000 shares were canceled.

At the 2002 Annual Meeting of Stockholders, stockholders approved that upon the termination of the Directors' Plan, any shares remaining available for grant or which would otherwise become available for grant upon the subsequent cancellation, termination or expiration of options outstanding will automatically become available for issuance under the 2002 Outside Directors Plan. As of December 31, 2002, 240,000 shares have been transferred to the 2002 Outside Directors Plan.

At December 31, 2002, options to purchase 224,000 shares were outstanding under the Directors' Plan. Options granted pursuant to the Directors' Plan vest monthly over five years. A total of 336,000 options were exercised under the Directors' Plan through December 31, 2002.

1999 Nonstatutory Stock Option Plan

In August 1999, the Board of Directors adopted the 1999 Nonstatutory Stock Option Plan (the Nonstatutory Option Plan) under which options may be granted to employees, prospective employees and consultants of the Company and any parent or subsidiary corporation. We reserved 4,000,000 shares of common stock for the grant of options under the Nonstatutory Option Plan.

In April 2001 and February 2003, the Board of Directors approved amendments to increase the shares reserved under the Nonstatutory Option Plan by 4,000,000 shares and 3,000,000 shares, respectively. The total number of shares reserved under the Nonstatutory Option Plan since its inception is 11,000,000.

As of December 31, 2002, 2,562,485 shares were available for grant.

Options may be granted under the Nonstatutory Option Plan with an exercise price established at the discretion of the Board of Directors, although all options granted to date have exercise prices equal to the market price of the Company's common stock on the date of grant. At December 31, 2002, options to purchase 4,668,767 shares were outstanding at a prices ranging from $6.64 to $56.84. Options granted under the Nonstatutory Option Plan, pursuant to the standard form of option agreement for employees, generally vest at the rate of 25% at the end of the first year, with the remaining balance vesting monthly over the next three years. Certain options granted in August 1999 vested over a two-year period beginning in September 1999. Options granted under the Nonstatutory Option Plan generally have a term of 10 years, although the Board of Directors may grant options with shorter or longer terms.

1999 Stock Option Plan

In April 1999, the Board of Directors adopted the 1999 Stock Option Plan (the 1999 Option Plan), which was approved by our stockholders in June 1999. We reserved 3,700,000 shares of common stock for the grant of options under the 1999 Option Plan.

In April and June 2001, respectively, the Board of Directors and stockholders approved an amendment to the Company's 1999 Option Plan to increase the number of shares reserved for issuance by a total of 4,000,000 shares. Upon termination of the 1991 Plan, any shares remaining available for grant or which subsequently become available upon the termination of options outstanding under the 1991 Plan, if any, will be added automatically to the 1999 Option Plan. As of December 31, 2002, 2,062,126 shares have been transferred to the 1999 Option Plan. The total number of shares reserved under the 1999 Option Plan since inception is 9,762,126.

As of December 31, 2002, 5,299,020 shares were available for grant.

At December 31, 2002, options to purchase 3,958,980 shares were outstanding at prices ranging from $6.64 to $35.81. Options granted under the 1999 Option Plan, pursuant to the standard form of option agreement for employees, generally vest at the rate of 25% at the end of the first year, with the remaining balance vesting monthly over the next three years. Certain options granted in August 1999 vested over a two-year period beginning in September 1999.

2002 Outside Directors Plan

In December 2001, the Board of Directors adopted the 2002 Outside Directors Plan (2002 Directors Plan) to replace the Company's Directors' Plan, subject to and effective upon its approval by the stockholders. We reserved 240,000 shares of common stock for the grant of options under the 2002 Directors Plan. In June 2002, at the 2002 Annual Meeting of Stockholders, our stockholders approved the 2002 Directors Plan including a provision whereby upon termination of the Directors' Plan, any shares remaining available for grant or which subsequently become available upon the termination of options outstanding under the Directors' Plan, if any, will be added automatically to the 2002 Directors Plan. As of December 31, 2002, 240,000 shares have been transferred to the 2002 Directors Plan.

Through December 31, 2002, the Company has not granted any shares against this plan. Options granted under the 2002 Directors Plan vest monthly over five years. The total number of shares reserved under the 2002 Directors Plan is 480,000 shares.

A summary of the status of our stock option plans at December 31, 2002, 2001 and 2000, and changes during the years ending those dates is presented below.

	2002		2001		2000	
(In thousands, except exercise price data)	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at beginning of year	**10,528**	**$ 18.40**	9,575	$ 13.90	10,712	$ 5.89
Granted	**3,427**	**13.46**	3,142	28.41	3,413	28.14
Exercised	**(516)**	**5.63**	(1,274)	8.29	(3,768)	5.69
Forfeited	**(1,129)**	**22.45**	(915)	20.18	(782)	11.87
Outstanding at end of year	**12,310**	**17.18**	10,528	18.40	9,575	13.90
Exercisable at end of year	**5,975**		3,799		2,612	
Weighted average fair value of options granted during the year		**$ 10.72**		$ 21.55		$ 26.63

The following information applies to all stock options outstanding under our stock option plans at December 31, 2002:

(In thousands, except exercise prices and remaining contractual life data)					
	OUTSTANDING			EXERCISABLE	
RANGE OF EXERCISE PRICE	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
$ 3.41 — $ 4.25	1,394	5.02	$ 4.18	1,279	$ 4.17
$ 4.28 — $ 8.30	2,226	7.13	7.12	1,160	6.18
$ 8.55 — $10.62	1,750	6.98	9.35	757	9.60
$10.94 — $18.90	1,861	8.76	16.83	327	14.08
$19.97 — $23.24	1,904	7.54	21.16	1,058	21.05
$23.46 — $27.50	1,748	8.36	27.19	713	27.25
$27.83 — $38.56	705	8.13	32.57	318	32.95
$38.78 — $56.84	722	7.95	43.53	363	44.12
Totals	12,310		$17.18	5,975	$ 15.50

1993 Employee Stock Purchase Plan

In February 1993, the Board of Directors adopted the 1993 Employee Stock Purchase Plan (Employee Purchase Plan). We reserved 2,400,000 shares of common stock for the purchase of shares by employees under the Employee Purchase Plan. At December 31, 2002, 1,183,361 shares remain available for purchase. Eligibility to participate in the Employee Purchase Plan is essentially limited to full time employees who own less than 5% of the outstanding shares. Under the Employee Purchase Plan, eligible employees can purchase shares of our common stock based on a percentage of their compensation, up to certain limits. The purchase price per share must equal at least the lower of 85% of the market value on the date offered or on the date purchased. During 2002, an aggregate of 163,369 shares were purchased by employees under the Employee Purchase Plan at prices of $9.231 or $7.225 per share.

7. INCOME TAXES

The provision for income taxes consists of the following:

	YEARS ENDED DECEMBER 31,		
(In thousands)	2002	2001	2000
Current:			
Federal	$ —	$ —	$ —
State	12	12	5
Foreign	30	—	—
Total current	$ 42	$ 12	$ 5

A reconciliation of the income tax provision (benefit) at the statutory federal income tax rate compared to federal income taxes included in the accompanying statements of operations is as follows:

	YEARS ENDED DECEMBER 31,		
(In thousands)	2002	2001	2000
Computed at U.S. statutory rate:			
At statutory rate	$(5,079)	$ 930	$ 228
Unutilized (utilized) net operating losses	5,079	(930)	(228)
State taxes	12	12	5
Foreign taxes	30	—	—
Total	$ 42	$ 12	$ 5

As of December 31, 2002, we have federal and California state net operating loss carryforwards of approximately $255.0 million and $46.0 million, respectively. We also have federal and California state research and other tax credit carryforwards of approximately $7.4 million and $6.7 million, respectively. The federal net operating loss and credit carryforwards will expire at various dates beginning in the year 2003 through 2022, if not utilized. The California state net operating losses will expire at various dates beginning in 2004 through 2012, if not utilized.

Utilization of the federal and California state net operating loss and credit carryforwards may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization.

Deferred income taxes reflect the net effects of net operating loss and tax credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our net deferred tax assets as of December 31 are as follows:

(In thousands)	2002	2001
Deferred tax assets:		
Net operating loss carryforwards	$ 89,410	$ 86,430
Research and other credits	11,910	11,390
Deferred revenue	20	40
Capitalized research and development	8,090	6,960
Other	730	1,760
Total deferred tax assets	110,160	106,580
Valuation allowance for deferred tax asset	(107,740)	(103,390)
Total deferred tax assets	2,420	3,190
Deferred tax liabilities:		
Unrealized gains on investments	2,420	3,190
Total deferred tax liabilities	2,420	3,190
Net deferred tax assets	$ —	$ —

Because of our lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $4.4 million, $11.4 million and $56.8 million during 2002, 2001 and 2000, respectively.

Approximately $69.0 million of the deferred tax assets at December 31, 2002 relates to benefits of stock option deductions which, when recognized, will be allocated directly to contributed capital.

8. LEGAL PROCEEDINGS

PDL is involved in administrative opposition proceedings being conducted by the European Patent Office with respect to our first European patent relating to humanized antibodies. At an oral hearing in March 2000, the Opposition Division of the European Patent Office decided to revoke the broad claims of our first European patent. We have appealed this decision. Until our appeal is resolved, we may be limited in our ability to collect royalties or to negotiate future licensing or collaborative research and development arrangements based on this and our other humanization patents. Moreover, if our appeal is unsuccessful, our ability to collect royalties on European sales of antibodies humanized by others would depend on the scope and validity of our second European patent, whether the antibodies are manufactured in a country outside of Europe where they are covered by one of our patents, and in that case the terms of our license agreements with respect to that situation. Also, the Opposition Division's decision could encourage challenges of our related patents in other jurisdictions, including the U.S. This decision may lead some of our licensees to stop making royalty payments or lead potential licensees not to take a license, either of which might result in us initiating formal legal actions to enforce our rights under our humanization patents. In such a situation, a likely defensive strategy to our action would be to challenge our patents in that jurisdiction.

During the appeals process with respect to our first European patent, if we were to commence an infringement action to enforce that patent, such an action would likely be stayed until the appeal is decided by the European Patent Office. As a result, we may not be able to successfully enforce our rights under our European or related U.S. and Japanese patents. Eight notices of opposition have been filed with respect to our second European antibody humanization patent and we have filed our response to the European Patent Office. Oral hearings are scheduled to take place in October 2003. Also, three opposition statements have been filed with the Japanese Patent Office with respect to our humanization patent issued in Japan in late 1998. We received a decision from the Japanese Opposition Board in March 2001, supporting one aspect of the position of the opponents, and we filed a response in September 2001. In April 2002, the examiner issued a further Office Action maintaining the earlier decision of the Opposition Board, to which we filed an additional response in May 2002. We now await a final decision from the examiner. If the examiner maintains her earlier decision, we will have the opportunity to appeal to the Tokyo High Court. The patent will remain valid and enforceable during this appeal process. If this appeal is unsuccessful, we will then have an opportunity to appeal to the Japanese Supreme Court.

We intend to vigorously defend the European patents and the Japanese patent in these proceedings; however, we may not prevail in the opposition proceedings or any litigation contesting the validity of these patents. If our appeal with respect to our first European patent is unsuccessful or if the outcome of the other European or Japanese opposition proceedings or any litigation involving our antibody humanization patents were to be unfavorable, our ability to collect royalties on existing licensed products and to license our patents relating to humanized antibodies may be materially harmed. In addition, these proceedings or any other litigation to protect our intellectual property rights or defend against infringement claims by others could result in substantial costs and diversion of management's time and attention, which could harm our business and financial condition.

9. LONG-TERM DEBT

In September 1999, Fremont Holding L.L.C. (a wholly owned subsidiary of Protein Design Labs, Inc.) obtained a $10.2 million term loan to purchase our Fremont, California facilities. The loan bears interest at the rate of 7.64% per year amortized over 15 years with principal and interest payable monthly. The loan is secured by our Fremont, California facilities, which have an approximate carrying amount of $24.8 million, and is subject to the terms and covenants of the loan agreement.

At December 31, 2002 the maturities of principal payments under this term loan are approximately as follows:

YEAR ENDING DECEMBER 31,	(In thousands)
2003	$ 466
2004	502
2005	543
2006	587
2007	635
Thereafter	6,159
Total	$8,892

The fair value of the loan at December 31, 2002 is approximately $9.7 million. The fair value of the remaining payments under the loan is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

10. CONVERTIBLE NOTES

In February 2000, we issued 5.50% Convertible Subordinated Notes due February 15, 2007 with a principal amount of $150 million (the Convertible Notes). The Convertible Notes are convertible at the holders' option into our common stock at a conversion price of $37.75 per share, subject to adjustment as a result of certain events. Interest on the Convertible Notes is payable semiannually in arrears on February 15 and August 15 of each year. The Convertible Notes are unsecured and are subordinated to all our existing and future Senior Indebtedness (as defined in the indenture relating to the Convertible Notes). The Convertible Notes may be redeemed at our option, in whole or in part, beginning on February 15, 2003 at the redemption prices set forth in the Convertible Notes indenture. In June 2000, a shelf registration statement was declared effective covering resales of the Convertible Notes and the common stock issuable upon conversion of the Convertible Notes. Issuance costs associated with the Convertible Notes aggregating $5.1 million are included in other assets and are amortized to interest expense over the term of the debt. The accumulated amortization at December 31, 2002 was $2.1 million and $1.3 million at December 31, 2001. The estimated fair value of the convertible subordinated notes at December 31, 2002 is $123.0 million based upon publicly available pricing information for the notes.

11. SUBSEQUENT EVENTS

In February 2003, we announced the signing of a definitive merger agreement with Eos Biotechnology, Inc., a South San Francisco-based antibody discovery company, for approximately 4.3 million shares of our common stock. The acquisition is expected to close early in the second quarter of 2003. In connection with the merger, we expect to record a charge related to acquired in-process research and development. We will report the purchase accounting effects of the merger in our financial results for the period in which the transaction closes. Upon closing, we will have expanded our research personnel and added new capabilities in antibody target identification and validation, particularly in oncology. We also obtained two preclinical antibody product candidates, one of which is expected to initiate clinical investigation for potential treatment of solid tumors in the first half of 2003, and the second, in early 2004.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders
Protein Design Labs, Inc.

We have audited the accompanying consolidated balance sheets of Protein Design Labs, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Protein Design Labs, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Palo Alto, California
February 4, 2003

QUARTERLY FINANCIAL DATA (UNAUDITED)

2002 QUARTER ENDED (In thousands)	DECEMBER 31	SEPTEMBER 30	JUNE 30	MARCH 31
Revenues:				
Royalties	$ 7,263	$ 5,991	$13,491	$13,676
License and other	3,450	551	1,300	651
Total revenues	10,713	6,542	14,791	14,327
Costs and expenses:				
Research and development	15,733	14,306	14,760	13,178
General and administrative	5,416	4,735	4,787	4,155
Total costs and expenses	21,149	19,041	19,547	17,333
Operating loss	(10,436)	(12,499)	(4,756)	(3,006)
Interest income	5,843	6,542	6,455	7,138
Interest expense	(1,910)	(2,034)	(2,242)	(2,240)
Impairment loss on investment	(1,366)	—	—	—
Income (loss) before income taxes	(7,869)	(7,991)	(543)	1,892
Provision for income taxes	15	—	16	11
Net income (loss)	$ (7,884)	$ (7,991)	$ (559)	$ 1,881
Net income (loss) per share:				
Basic	$ (0.09)	$ (0.09)	$ (0.01)	$ 0.02
Diluted	$ (0.09)	$ (0.09)	$ (0.01)	$ 0.02
Shares used in computation of net income (loss) per share:				
Basic	89,063	88,999	88,751	88,645
Diluted	89,063	88,999	88,751	91,750

2001 QUARTER ENDED (In thousands)	DECEMBER 31	SEPTEMBER 30	JUNE 30	MARCH 31
Revenues:				
Royalties	$ 5,631	$ 4,905	$10,462	$ 9,606
License and other	1,300	3,150	2,221	7,125
Total revenues	6,931	8,055	12,683	16,731
Costs and expenses:				
Research and development	13,831	12,459	12,207	13,665
General and administrative	4,318	3,735	4,052	3,619
Total costs and expenses	18,149	16,194	16,259	17,284
Operating loss	(11,218)	(8,139)	(3,576)	(553)
Interest income	8,115	8,616	8,966	9,439
Interest expense	(2,245)	(2,248)	(2,250)	(2,248)
Income (loss) before income taxes	(5,348)	(1,771)	3,140	6,638
Provision for income taxes	—	5	—	7
Net income (loss)	$ (5,348)	$ (1,776)	$ 3,140	$ 6,631
Net income (loss) per share:				
Basic	$ (0.06)	$ (0.02)	$ 0.04	$ 0.08
Diluted	$ (0.06)	$ (0.02)	$ 0.03	$ 0.07
Shares used in computation of net income (loss) per share:				
Basic	88,103	87,718	87,444	87,230
Diluted	88,103	87,718	93,184	92,564

The sums of the quarters do not equal the annual amounts due to rounding.

DIRECTORY

Board of Directors

Laurence Jay Korn, Ph.D.
Co-founder, Chairman,
Protein Design Labs, Inc.

Jürgen Drews, M.D.
Director,
Protein Design Labs, Inc.

L. Patrick Gage, Ph.D.
Director,
Protein Design Labs, Inc.

George M. Gould
Of Counsel, Gibbons, Del Deo,
Dolan, Griffinger & Vecchione

Max Link, Ph.D.
Director,
Protein Design Labs, Inc.

Mark McDade
Chief Executive Officer,
Protein Design Labs, Inc.

Cary L. Queen, Ph.D.
Co-founder, Senior Vice President,
Protein Design Labs, Inc.

Jon S. Saxe
President,
Saxe Associates

Officers

Laurence Jay Korn, Ph.D.
Co-founder, Chairman

Mark McDade
Chief Executive Officer

Steven E. Benner, M.D., M.H.S.
Senior Vice President and
Chief Medical Officer

Douglas O. Ebersole
Senior Vice President,
Legal and Corporate Development
and Secretary

Cary L. Queen, Ph.D.
Co-founder,
Senior Vice President

Brett L. Schmidli
Senior Vice President,
Technical Operations

Mark P. Backer, Ph.D.
Vice President,
Technical Development

William R. Benjamin, Ph.D.
Vice President,
Research and Clinical Technologies

Patrick M. Caldwell
Vice President,
Finance and Controller

Frances G. Charlson
Vice President,
Human Resources

Barbara K. Finck, M.D.
Vice President,
Clinical Development

Sergio Garcia-Rodriguez
Vice President,
Legal, General Counsel and
Assistant Secretary

Robert L. Kirkman, M.D.
Vice President,
Business Development and
Corporate Communications

Corine Klingbeil, Ph.D.
Vice President,
Preclinical Development

Richard Murray, Ph.D.
Vice President,
Research

Lyn D. Olson, Ph.D.
Vice President,
Quality and Compliance

Jaisim Shah
Vice President,
Marketing

CORPORATE INFORMATION

Corporate Headquarters and Research and Development

34801 Campus Drive
Fremont, CA 94555
Tel 510-574-1400
Fax 510-574-1500

Manufacturing

3955 Annapolis Lane
Plymouth, MN 55447
Tel 763-551-1778
Fax 763-551-1780

Clinical Development and Regulatory Offices

1250 Route 28, Suite 201
North Branch, NJ 08876
Tel 908-252-1212
Fax 908-252-1155

118/122 Avenue de France
75013 Paris, France
Tel +33 1 46 46 10 20
Fax +33 1 46 46 15 30

Corporate Web Site

www.pdl.com

Transfer Agent and Registrar

Mellon Investor Services LLC
P.O. Box 3315
So. Hackensack, NJ 07606
Tel (U.S.) 800-522-6645
Tel (Outside U.S.) 201-329-8660
TDD for hearing impaired:
Tel (U.S.) 800-231-5469
Tel (Outside U.S.) 201-329-8354
Web site: www.mellon-investor.com

Independent Auditors

Ernst & Young LLP
Palo Alto, California

Corporate Counsel

Gray Cary Ware & Freidenrich
Palo Alto, California

Annual Meeting

The Protein Design Labs, Inc. Annual Stockholders Meeting will be held on June 19, 2003, at 8:00 a.m. at Company headquarters.

Sources of Company Information

A copy of the Company's Form 10-K as filed with the Securities and Exchange Commission is available through the PDL Web site, the SEC EDGAR database or upon request to:

Corporate Communications
Protein Design Labs, Inc.
34801 Campus Drive
Fremont, CA 94555
E-mail: cc@pdl.com

Stock Listing

PDL's common stock is traded on the Nasdaq National Market under the symbol PDLI. The Company has never paid any cash dividends on its capital stock and does not anticipate paying any cash dividends in the foreseeable future.

Price Range of Common Stock

As of December 31, 2002, there were approximately 134 record holders of PDL common stock. The following table sets forth the quarterly high and low closing bid prices for a share of PDL common stock, adjusted for a 2-for-1 stock split effective October 10, 2001, for the fiscal years ended December 31, 2001 and 2002, as reported by the Nasdaq National Market System.

2001	High	Low
Q1	$42.25	$17.38
Q2	45.20	17.47
Q3	42.09	20.48
Q4	40.56	23.43
2002		
Q1	**$31.48**	**$14.93**
Q2	**20.02**	**8.95**
Q3	**13.54**	**8.30**
Q4	**9.82**	**7.43**


PDL
Humanizing Science

Protein Design Labs, Inc.
34801 Campus Drive
Fremont, CA 94555
www.pdl.com

Protein Design Labs, Inc. is a leader in the development of humanized monoclonal antibodies to treat various disease conditions. We currently have antibodies in clinical development for autoimmune and inflammatory conditions, asthma and cancer. We hold fundamental patents that cover our antibody humanization technology. This technology is also used by numerous other pharmaceutical and biotechnology companies, many of which have licensed our patents, and have agreed to pay royalties to us on any sales of licensed products. We receive royalties on sales of four currently marketed humanized antibodies.

